September 30, 2026
with report on review of interim condensed consolidated financial information

Index to Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Financial Statements	Page
Report on review of interim condensed consolidated financial information	3
Unaudited interim condensed consolidated statement of financial position as of September 30, 2026 and December 31, 2025	4
Unaudited interim condensed consolidated statement of profit or loss for the nine and three months ended September 30, 2026 and 2025	6
Unaudited interim condensed consolidated statement of other comprehensive income (loss) for the nine and three months ended September 30, 2026 and 2025	7
Unaudited interim condensed consolidated statement of changes in equity for the nine months ended September 30, 2026 and 2025	8
Unaudited interim condensed consolidated statement of cash flows for the nine months ended September 30, 2026 and 2025	9
Notes to unaudited interim condensed consolidated financial statements as of September 30, 2026	11

Report on review of interim condensed consolidated financial information

To the Shareholders and Management of
StoneCo Ltd.
Introduction
We have reviewed the accompanying interim condensed consolidated financial statements of StoneCo Ltd. (the “Company”) as at September 30, 2026 which comprise the interim consolidated statement of financial position as at September 30, 2026 and the related interim consolidated statements of profit or loss and of other comprehensive income (loss) for the three and nine-months periods then ended, changes in equity and cash flows for the nine months period then ended and explanatory notes.
Management is responsible for the preparation and presentation of this interim condensed consolidated financial information in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this interim condensed consolidated financial information based on our review.
Scope of review
We conducted our review in accordance with International Standard on Review Engagements 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity.
A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).

São Paulo, November 11, 2026.

ERNST & YOUNG
Auditores Independentes S/S Ltda.

Unaudited interim condensed consolidated statement of financial position
As of September 30, 2026 and December 31, 2025
(In thousands of Brazilian Reais)
Unaudited interim condensed consolidated statement of financial position as of September 30, 2026 and December 31, 2025

	Notes	September 30, 2026	December 31, 2025

Assets
Current assets
Cash and cash equivalents	4	4,494,153	4,821,703
Short-term investments	5.1	1,284,967	1,119,136
Financial assets from banking solutions	5.5	640,848	1,855,796
Accounts receivable from card issuers	5.2.1	40,494,514	41,275,188
Trade accounts receivable	5.3.1	323,377	222,501
Credit portfolio	5.4	2,566,042	2,008,436
Recoverable taxes	7	493,255	690,285
Derivative financial instruments	5.7	29,171	58,554
Other assets	6	504,484	372,634
		50,830,811	52,424,233

Assets classified as held for sale	20.1	—	4,022,823
		50,830,811	56,447,056

Non-current assets
Long-term investments	5.1	22,999	24,586
Accounts receivable from card issuers	5.2.1	318,323	146,776
Trade accounts receivable	5.3.1	12,657	21,874
Credit portfolio	5.4	727,110	438,380
Derivative financial instruments	5.7	7,542	11,464
Deferred tax assets	8.2	2,801,555	1,256,150
Investment in associates		71,193	71,614
Property and equipment	9.1	1,654,851	1,725,506
Intangible assets	10.1	2,035,274	1,986,935
Other assets	6	226,837	166,555
		7,878,341	5,849,840

Total assets		58,709,152	62,296,896
			(continued)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim condensed consolidated statement of financial position
As of September 30, 2026 and December 31, 2025
(In thousands of Brazilian Reais)

	Notes	September 30, 2026	December 31, 2025

Liabilities and equity
Current liabilities
Retail deposits	5.6.1	11,388,893	11,090,985
Accounts payable to clients	5.2.2	17,761,692	18,081,964
Trade accounts payable		887,250	848,341
Institutional deposits and marketable debt securities	5.6.2	6,015,428	5,777,314
Other debt instruments	5.6.2	4,185,559	2,866,445
Labor and social security liabilities		447,771	536,364
Taxes payable		148,946	899,270
Derivative financial instruments	5.7	461,032	94,871
Other liabilities		451,388	215,497
		41,747,959	40,411,051

Liabilities associated with assets held for sale	20.1	—	793,006
		41,747,959	41,204,057

Non-current liabilities
Accounts payable to clients	5.2.2	125,195	72,383
Institutional deposits and marketable debt securities	5.6.2	3,948,599	4,578,162
Other debt instruments	5.6.2	2,779,374	4,360,144
Derivative financial instruments	5.7	302,344	176,166
Deferred tax liabilities	8.2	314,457	309,136
Provision for contingencies	12.1	255,297	214,914
Labor and social security liabilities		44,621	82,869
Other liabilities		39,200	264,294
		7,809,087	10,058,068

Total liabilities		49,557,046	51,262,125

Equity
Issued capital	13.1	76	76
Capital reserve	13.2	6,588,133	14,181,160
Treasury shares	13.3	(1,608,442)	(4,591,288)
Other comprehensive income (loss)	13.5	(510,833)	(536,073)
Retained earnings		4,638,674	1,973,342
		9,107,608	11,027,217
Other comprehensive income (loss) associated with assets held for sale	20.1	—	(32,201)
Equity attributable to controlling shareholders		9,107,608	10,995,016
Non-controlling interests		44,498	39,755
Total equity		9,152,106	11,034,771

Total liabilities and equity		58,709,152	62,296,896
			(concluded)
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim condensed consolidated statement of profit or loss
For the nine and three months ended September 30, 2026 and 2025
(In thousands of Brazilian Reais, unless otherwise stated)
Unaudited interim condensed consolidated statement of profit or loss for the nine and three months ended September 30, 2026 and 2025

		Nine months ended September 30,		Three months ended September 30,
	Notes	2026	2025	2026	2025

Continuing operations
Net revenue from transaction activities and other services	15.1	1,333,846	1,944,851	425,258	625,971
Net revenue from subscription services and equipment rental	15.1	727,329	658,921	231,171	224,124
Financial income	15.1	8,044,976	7,256,260	2,796,858	2,544,028
Other financial income	15.1	745,312	568,478	232,769	172,667
Total revenue and income from continuing operations		10,851,463	10,428,510	3,686,056	3,566,790

Cost of services	16	(3,187,291)	(2,453,936)	(1,052,274)	(817,754)
Administrative expenses	16	(635,148)	(666,606)	(214,661)	(233,716)
Selling expenses	16	(1,657,758)	(1,585,523)	(570,276)	(527,170)
Financial expenses, net	17	(3,346,193)	(3,325,908)	(1,160,313)	(1,147,095)
Other income (expenses), net	16	(286,739)	(275,013)	(67,418)	(39,005)
		(9,113,129)	(8,306,986)	(3,064,942)	(2,764,740)

Gain (loss) on investment in associates		462	(1,329)	1,076	(1,191)
Profit before income taxes from continuing operations		1,738,796	2,120,195	622,190	800,859

Current income tax and social contribution	8.1	(522,632)	(453,712)	(77,357)	(155,040)
Deferred income tax and social contribution	8.1	1,544,762	100,507	(14,123)	22,326
Net income for the period from continuing operations		2,760,926	1,766,990	530,710	668,145

Net income (loss) for the period from discontinued operations	20.1	(78,006)	67,986	(9,068)	47,105
Net income for the period		2,682,920	1,834,976	521,642	715,250

Net income attributable to:
Controlling shareholders from continuing operations		2,743,338	1,754,847	523,282	660,074
Non-controlling interests from continuing operations		17,588	12,143	7,428	8,071
		2,760,926	1,766,990	530,710	668,145

Controlling shareholders from discontinued operations		(78,006)	64,894	(9,068)	46,700
Non-controlling interests from discontinued operations		—	3,092	—	405
		(78,006)	67,986	(9,068)	47,105

Earnings per share of continuing operations
Basic earnings per share for the period attributable to controlling shareholders (in Brazilian reais)	14.2	11.52	6.47	2.30	2.49
Diluted earnings per share for the period attributable to controlling shareholders (in Brazilian reais)	14.2	11.24	6.32	2.24	2.43
Earnings per share of discontinued operations
Basic earnings (loss) per share for the period attributable to controlling shareholders (in Brazilian reais)	14.2	(0.33)	0.24	(0.04)	0.18
Diluted earnings (loss) per share for the period attributable to controlling shareholders (in Brazilian reais)	14.2	(0.33)	0.23	(0.04)	0.17
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim condensed consolidated statement of other comprehensive income (loss)
For the nine and three months ended September 30, 2026 and 2025
(In thousands of Brazilian Reais)
Unaudited interim condensed consolidated statement of other comprehensive income (loss) for the nine and three months ended September 30, 2026 and 2025

		Nine months ended September 30,		Three months ended September 30,
	Notes	2026	2025	2026	2025

Net income for the period		2,682,920	1,834,976	521,642	715,250

Other comprehensive income ("OCI")

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:

Changes in the fair value of accounts receivable from card issuers	19.1.1	52,803	(434,003)	(134,940)	(168,784)
Tax on changes in the fair value of accounts receivable from card issuers	8.2	(9,325)	147,561	50,441	57,387
Exchange differences on translation of foreign operations		7,411	(12,692)	1,578	(3,408)
Changes in the fair value of cash flow hedge		(12,992)	30,535	(2,052)	8,769
Tax on changes in the fair value of cash flow hedge	8.2	4,647	(10,285)	480	(1,058)
Changes in the fair value of cash flow loans		(1,000)	—	(1,000)	—
Net monetary position in hyperinflationary economies		—	8,224	—	631
Other comprehensive income (loss) that were reclassified to profit or loss in subsequent periods:
Reclassification to profit or loss of accumulated exchange differences on disposal of foreign operation		14,959	—	—	—
Other comprehensive income (loss) for the period		56,503	(270,660)	(85,493)	(106,463)

Total comprehensive income for the period		2,739,423	1,564,316	436,149	608,787

Total comprehensive income attributable to:
Controlling shareholders		2,722,773	1,549,081	428,725	600,147
Non-controlling interests		16,650	15,235	7,424	8,640
Total comprehensive income for the period		2,739,423	1,564,316	436,149	608,787
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim condensed consolidated statement of changes in equity
For the nine months ended September 30, 2026 and 2025
(In thousands of Brazilian Reais)
Unaudited interim condensed consolidated statement of changes in equity for the nine months ended September 30, 2026 and 2025

		Attributable to owners of the parent
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other comprehensive income	Other comprehensive income associated with assets held for sale	Retained earnings (accumulated losses)	Total	Non-controlling interests	Total

Balance as of December 31, 2024		76	13,825,325	(581,416)	61,127	910,176	14,215,212	(1,805,896)	(287,048)	—	(346,360)	11,775,984	51,298	11,827,282
Net income for the period		—	—	—	—	—	—	—	—	—	1,819,741	1,819,741	15,235	1,834,976
Other comprehensive income (loss) for the period		—	—	—	—	—	—	—	(237,403)	(33,053)	—	(270,456)	(204)	(270,660)
Total comprehensive income		—	—	—	—	—	—	—	(237,403)	(33,053)	1,819,741	1,549,285	15,031	1,564,316
Sale of subsidiary		—	—	—	—	—	—	—	—	—	—	—	(8,794)	(8,794)
Repurchase of shares		—	—	—	—	—	—	(1,706,509)	—	—	—	(1,706,509)	—	(1,706,509)
Share-based payments		—	—	—	—	119,570	119,570	—	—	—	—	119,570	—	119,570
Shares delivered under share-based payment arrangements		—	—	(8,315)	—	(161,924)	(170,239)	170,239	—	—	—	—	—	—
Equity transaction related to put options over non-controlling interest		—	—	—	—	(5,835)	(5,835)	—	—	—	—	(5,835)	(6,913)	(12,748)
Premium received in option transactions		—	—	—	—	14,932	14,932	—	—	—	—	14,932	—	14,932
Equity transaction with non-controlling interests		—	—	—	—	—	—	—	—		—	—	1,990	1,990
Dividends paid		—	—	—	—	—	—	—	—	—	—	—	(9,811)	(9,811)
Balance as of September 30, 2025		76	13,825,325	(589,731)	61,127	876,919	14,173,640	(3,342,166)	(524,451)	(33,053)	1,473,381	11,747,427	42,801	11,790,228

Balance as of December 31, 2025		76	13,825,325	(783,058)	61,127	1,077,766	14,181,160	(4,591,288)	(536,073)	(32,201)	1,973,342	10,995,016	39,755	11,034,771
Net income for the period		—	—	—	—	—	—	—	—	—	2,665,332	2,665,332	17,588	2,682,920
Other comprehensive income (loss) for the period		—	—	—	—	—	—	—	25,240	32,201	—	57,441	(938)	56,503
Total comprehensive income		—	—	—	—	—	—	—	25,240	32,201	2,665,332	2,722,773	16,650	2,739,423
Repurchase of shares	13.3	—	—	—	—	—	—	(1,482,781)	—	—	—	(1,482,781)	—	(1,482,781)
Share-based payments		—	—	—	—	74,287	74,287	—	—	—	—	74,287	—	74,287
Premium received in option transactions	13.4	—	—	—	—	520	520	—	—	—	—	520	—	520
Cancellation of shares	13.3	—	(4,283,325)	—	—	—	(4,283,325)	4,283,325	—	—	—	—	—	—
Shares delivered under share-based payment arrangements		—	—	(20,159)	—	(162,143)	(182,302)	182,302	—	—	—	—	—	—
Equity transaction related to put options over non controlling interest		—	—	—	—	(123,959)	(123,959)	—	—	—	—	(123,959)	4,640	(119,319)
Dividends paid	13.6	—	(3,078,248)	—	—	—	(3,078,248)	—	—	—	—	(3,078,248)	(16,446)	(3,094,694)
Others		—	—	—	—	—	—	—	—	—	—	—	(101)	(101)
Balance as of September 30, 2026		76	6,463,752	(803,217)	61,127	866,471	6,588,133	(1,608,442)	(510,833)	—	4,638,674	9,107,608	44,498	9,152,106
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim condensed consolidated statement of cash flows
For the nine months ended September 30, 2026 and 2025
(In thousands of Brazilian Reais)
Unaudited interim condensed consolidated statement of cash flows for the nine months ended September 30, 2026 and 2025

		Nine months ended September 30,
	Notes	2026	2025
Operating activities
Net income for the period		2,682,920	1,834,976
Adjustments to reconcile net income for the period to net cash flows:
Depreciation and amortization	9.2	690,629	761,307
Deferred income tax and social contribution	8.2/20.1	(1,530,587)	(108,081)
Gain (loss) on investment in associates		(462)	1,329
Accrued interest, monetary and exchange variations, net		848,666	898,411
Provision for contingencies		122,926	109,132
Share-based payments expenses		171,938	254,117
Allowance for expected credit losses		918,231	243,015
Loss (gain) on disposal of property, equipment and intangible assets	19.2.5	51,069	(36,201)
Effect of applying hyperinflation accounting		(10,196)	8,113
Loss (gain) on sale of subsidiary		38,268	(56,588)
Fair value adjustment in financial instruments at FVPL	19.2.1	(18,713)	191,195
Fair value adjustment in derivatives		(52,730)	(197,518)
Remeasurement of previously held interest in subsidiary acquired		—	(1,986)
Working capital adjustments:
Accounts receivable from card issuers		1,746,244	(7,997,282)
Receivables from related parties		7,530	482
Recoverable taxes		532,540	(102,030)
Prepaid expenses		(25,370)	(36,556)
Trade accounts receivable, banking solutions and other assets		1,093,955	7,623,258
Credit portfolio		(534,111)	(700,002)
Accounts payable to clients		(7,397,147)	(7,486,115)
Taxes payable		(864,742)	549,798
Labor and social security liabilities		(251,328)	(18,080)
Payment of contingencies	12.1	(89,077)	(72,687)
Trade accounts payable and other liabilities		(24,894)	83,361
Interest paid		(1,386,483)	(746,403)
Interest income received, net of costs	19.2.2	5,831,110	5,262,459
Income tax paid		(168,681)	(295,009)
Net cash provided by (used in) operating activities		2,381,505	(33,585)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim condensed consolidated statement of cash flows
For the nine months ended September 30, 2026 and 2025
(In thousands of Brazilian Reais)

		Nine months ended September 30,
	Notes	2026	2025
Investing activities
Purchases of property and equipment	19.2.3	(523,591)	(546,125)
Purchases and development of intangible assets	19.2.4	(274,411)	(334,158)
Proceeds from (investment in) short-term investments, net		(52,370)	176,250
Sale of subsidiary, net of cash disposed		3,081,287	18,523
Proceeds from the disposal of non-current assets	19.2.5	1,032	4
Acquisition of subsidiary, net of cash acquired		—	(1,993)
Receipt from the sale of interest in subsidiaries		43,265	—
Payment of interest in subsidiaries acquired		(61,018)	(15,870)
Net cash provided by (used in) investing activities		2,214,194	(703,369)

Financing activities
Proceeds from institutional deposits and marketable debt securities	5.6.2	5,674,879	4,777,055
Payment of institutional deposits and marketable debt securities	5.6.2	(6,266,364)	(3,409,029)
Proceeds from other debt instruments, except lease	5.6.2	580,804	3,943,895
Payment of other debt instruments, except lease	5.6.2	(545,146)	(2,210,186)
Payment of principal portion of leases liabilities	5.6.2	(38,932)	(63,810)
Repurchase of own shares	13.3	(1,482,781)	(1,706,509)
Premium received in option transactions over own equity instruments	13.4	520	14,932
Acquisition of non-controlling interests		(80)	(76)
Dividend paid	13.6	(3,078,248)	—
Dividends paid to non-controlling interests		(16,446)	(9,811)
Net cash provided by (used in) financing activities		(5,171,794)	1,336,461

Effect of foreign exchange on cash and cash equivalents		17,902	(29,758)
Change in cash and cash equivalents		(558,193)	569,749

Cash and cash equivalents at beginning of period	4	5,052,346	5,227,654
Cash and cash equivalents at end of period	4	4,494,153	5,797,403
Change in cash and cash equivalents		(558,193)	569,749
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
Notes to unaudited interim condensed consolidated financial statements as of September 30, 2026
1.    Operations
StoneCo Ltd. (the “Company”), is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place 103 South Church Street, P.O. Box 10240 Grand Cayman E9 KY1-1002.
André Street, one of the co-founders of the Company, controls directly and indirectly 2.58% of Class A common shares and 100% of Class B common shares as of September 30, 2026. Accordingly, André Street directly and indirectly owns 8.61% of outstanding common shares and 41.29% of the combined voting power of common shares.
The Company’s shares are publicly traded on Nasdaq under the ticker symbol STNE.
The Company and its subsidiaries (collectively, the “Group”), is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses with payments, banking and credit.
2.    Basis of preparation and changes to the Group’s accounting policies and estimates
2.1.    Basis of preparation
The interim condensed consolidated financial statements for the nine months ended September 30, 2026 have been prepared in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”), on the basis that it will continue to operate as a going concern.
The interim condensed consolidated financial statements are presented in Brazilian Reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2025.
The accounting policies adopted in this interim reporting period are consistent with those of the previous financial year.
The interim condensed consolidated financial statements of the Group for the nine months ended September 30, 2026 and 2025 were approved by the Audit Committee on November 11, 2026.
2.2.    Estimates
The preparation of the Group’s interim financial statements requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented of revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.
Judgments, estimates and assumptions are frequently revised, and any effects are recognized in the revision period and in any future affected periods. The objective of these revisions is mitigating the risk of material differences between the estimated and actual results in the future.
In preparing these interim condensed consolidated financial statements, the significant judgments and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those from the consolidated financial statements for the year ended December 31, 2025.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
2.3. New standards and amendments to standards and interpretations adopted
•Annual Improvements to IFRS accounting Standards – Volume 11: In July 2024, IASB issued nine narrow scope amendments as part of its periodic maintenance of IFRS accounting standards. The amendments include clarifications, simplifications, corrections or changes to improve consistency in IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial instruments: Disclosure and its accompanying Guidance on implementing IFRS 7, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements and IAS 7 Statements of Cash Flows.
•IFRS 9 - Financial instruments and IFRS 7 - Financial instruments: Disclosures: On 30 May 2024, IASB issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures (the “Amendments”). The Amendments provide additional guidance and clarity on the following specific matters: date of recognition and write-off of financial instruments and significant characteristics in the assessment of sole payments of principal and interest (“SPPI Test”) for financial assets, and guidance on the assessment of contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features. In addition, the amendments add disclosures relating to equity instruments designated at fair value through other comprehensive income and financial instruments linked to contingent events.
The application of these accounting standards as of January 1, 2026, had no significant impact on the Group’s consolidated financial statements.
3.    Group information
3.1.    Subsidiaries
In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which the Company holds control.
The following table shows the main consolidated entities, which correspond to the Group’s most relevant operating vehicles.

		% of Group's equity interest
Entity name	Main activities	September 30, 2026	December 31, 2025

Stone Apex Capital LLC ("Stone Apex") (a)	Financial services	100.00	—
Stone Corporate SPE S.A. ("Stone Corporate")	Financial services	100.00	100.00
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Financial services	100.00	100.00
Stone Sociedade de Crédito, Financiamento e Investimento S.A. ("Stone SCFI")	Financial services	100.00	100.00
Stone Capital AG ("Stone Capital") (a)	Financial services	100.00	—
Tapso Fundo de Investimento em Direitos Creditórios Responsabilidade Limitada ("FIDC TAPSO")	Investment fund	100.00	100.00
Pagar.me S.A. (“Pagar.me”)	Merchant acquiring	100.00	100.00
Stone Instituição de Pagamento S.A. (“Stone IP”)	Merchant acquiring	100.00	100.00
(a) During the first quarter of 2026, wholly-owned subsidiaries of the Group were incorporated in Switzerland (Stone Capital AG), in Luxembourg (Stone ALP Holding SARL and Stone VETC SARL), and in the United States (Stone Apex Capital LLC). The functional currency of these entities is the Brazilian Real (BRL).
There were no changes in the interest held by the Group in its subsidiaries.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
The Group holds call options to acquire additional interests in some of its subsidiaries (Note 5.7) and issued put options to non-controlling investors (Note 5.10.1(g)).
3.2.    Associates
The following table shows all entities in which the Group has significant influence.

		% of Group's equity interest
Entity name	Main activities	September 30, 2026	December 31, 2025

Agilize Contabilidade Holding Limited ("Agilize Cayman")	Technology services	28.70	28.70
Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”)	Technology services	25.00	25.00
Delivery Much Tecnologia S.A. (“Delivery Much”) (a)	Food delivery marketplace	28.95	29.49
Dental Office S.A. (“Dental Office”) (b)	Technology services	—	20.00

(a)Dilution of the Company's equity interest resulting from a capital increase.
(b)The equity interest held by the Group in Dental Office was disposed of in April, 2026.

The Group holds call options to acquire additional interests in some of its associates (Note 5.7).
4.    Cash and cash equivalents

	September 30, 2026	December 31, 2025

Denominated in R$ (a)	4,408,536	4,772,659
Denominated in US$ (a)	84,837	49,044
Denominated in other foreign currencies	780	—
	4,494,153	4,821,703

(a)As of December 31, 2025, the amount of R$ 4,821,703 relates to continuing operations, Cash and cash equivalents from discontinued operations amount to R$ 230,643, resulting in a total of R$ 5,052,346, as presented in the Consolidated statement of cash flows.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
5.    Financial instruments
5.1.    Short and Long-term investments

	Short-term	Long-term	September 30, 2026

Bonds
Time deposits	653,125	—	653,125
Structured notes linked to Brazilian sovereign bonds	588,781	—	588,781
Brazilian sovereign bonds	42,416	—	42,416
Equity securities (a)	—	22,999	22,999
Investment funds (b)	645	—	645
	1,284,967	22,999	1,307,966

	Short-term	Long-term	December 31, 2025

Bonds
Time deposits	720,119	—	720,119
Structured notes linked to Brazilian sovereign bonds	326,168	—	326,168
Brazilian sovereign bonds	71,399	—	71,399
Equity securities (a)	—	24,586	24,586
Investment funds (b)	1,450	—	1,450
	1,119,136	24,586	1,143,722

(a)Comprised of common shares of unlisted entities that are not traded in an active market. As of September 30, 2026 and December 31, 2025, all assets are recognized at FVPL. The fair value of unlisted equity instruments was estimated based on the price of the most recent observable transactions involving the investees’ shares, adjusted, when applicable, for changes in the investees’ performance and in market conditions through the reporting date. During the three months ended September 30, 2026, there was a transaction, and therefore a fair value adjustment of a loss of R$ 1,587 (loss of R$ 11,790 for the nine months ended September 30, 2025) was recognized in the statement of profit or loss.
(b)Comprised of foreign investment fund shares.
Short and Long-term investments are denominated in Brazilian Reais and U.S. dollars.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
5.2.    Accounts receivable from card issuers and accounts payable to clients
5.2.1.    Composition of accounts receivable from card issuers
Accounts receivable are amounts due from card issuers and acquirers for the transactions of clients with card holders, performed in the ordinary course of business.

	September 30, 2026	December 31, 2025

Accounts receivable from card issuers (a)	41,004,834	41,175,415
Accounts receivable from other acquirers (b)	99,178	323,461
Allowance for expected accounts receivable credit losses (c)	(291,175)	(76,912)
	40,812,837	41,421,964

Current	40,494,514	41,275,188
Non-current	318,323	146,776

(a)Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.
(b)Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.
(c)The scenarios considered in developing our estimate of the losses depend on a series of variables beyond the control of the Group. Such variables include, among others, the level of collections from cardholders of the card issuers, how those amounts collected are distributed to the relevant parties, any credit enhancement or proceeds that might be provided to the Group by the card schemes. Considering the different variables and considering all information available at the date of these financial statements we take into account reasonable variable scenarios and allocate probabilities to each of them. Due to the nature of the estimates, there is significant judgment beyond them and, as such, changes in circumstances and the information available to us may result in changes in the estimates that might be significant. Ultimate losses may differ from our current estimates.
Part of the Group’s cash requirement is to make prepayments to acquiring customers. The Group finances those requirements through different sources of funding including the true sale of receivables to third parties. When such sales of receivables are carried out to entities in which the Group has subordinated shares or quotas, the receivables sold remain in the statement of financial position, as these entities are consolidated in the financial statements. As of September 30, 2026 a total of R$ 2,634,804 were consolidated through Fundo de Investimento em Direitos Creditórios ACR I (“FIDC ACR I”) (December 31, 2025 R$ 2,670,380 through FIDC ACR I and R$ 441,323 through Fundo de Investimento em Direitos Creditórios ACR Fast), of which the Group has subordinated shares. When the sale of receivables is carried out to non-controlled entities and for transactions where continuous involvement is not present, the amounts transferred are derecognized from the accounts receivable from card issuers. As of September 30, 2026, the sale of receivables that were derecognized from accounts receivable from card issuers in the statement of financial position represents one of the funding sources used for the prepayment transaction.
Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders.
5.2.2.    Accounts payable to clients
Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
5.3.    Trade accounts receivable
5.3.1.    Composition of trade accounts receivable
Trade accounts receivables are amounts due from clients mainly related to subscription services and equipment rental.

	September 30, 2026	December 31, 2025

Chargeback	196,172	156,718
Accounts receivable from subscription services	135,809	65,968
Accounts receivable from equipment rental	126,444	134,252
Services rendered	31,814	22,914
Receivables from registry operation	9,610	10,815
Others	37,452	24,605
Allowance for expected trade accounts receivable losses (a)	(201,267)	(170,897)
	336,034	244,375

Current	323,377	222,501
Non-current	12,657	21,874

(a)Relates primarily to chargebacks and POS terminal rentals.
5.4.    Credit portfolio
Portfolio balances by product:

	September 30, 2026	December 31, 2025

Merchant portfolio	3,581,160	2,540,670
Credit card	508,892	295,604
Credit portfolio, gross	4,090,052	2,836,274

Allowance for expected credit losses	(793,902)	(389,682)
Fair value adjustment - portfolio hedge (a)	(2,998)	224
	(796,900)	(389,458)

Credit portfolio, net	3,293,152	2,446,816

Current	2,566,042	2,008,436
Non-current	727,110	438,380

(a)The Group holds a portfolio of fixed-rate credit transactions exposed to market risk from fluctuations in the Brazilian interest rates. To mitigate this risk, fixed-for-floating interest rate swaps were entered into to protect the fair value of the portfolio against rates variations. These swaps are designated as fair value hedge accounting and, as a result, the interest rate risk of the credit transactions is marked to market against profit or loss. The portfolio is dynamically managed, with swap positions adjusted to reflect changes, including prepayment risk.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
5.4.1.    Non-performing loans ("NPL")
Total outstanding of the contract whenever the clients default on an installment:

	September 30, 2026			December 31, 2025
	Merchant portfolio	Credit card	Total	Merchant portfolio	Credit card	Total

Balances not overdue	2,965,183	427,857	3,393,040	2,243,458	262,358	2,505,816
Balances overdue by
≤ 15 days	97,323	10,005	107,328	52,602	4,503	57,105
15 < 30 days	40,018	8,278	48,296	25,599	3,115	28,714
31 < 60 days	54,154	9,148	63,302	57,930	3,768	61,698
61 < 90 days	65,088	7,087	72,175	31,944	3,162	35,106
91 < 180 days	150,874	19,519	170,393	58,143	7,875	66,018
181 < 360 days	208,520	26,998	235,518	70,994	10,823	81,817
	615,977	81,035	697,012	297,212	33,246	330,458

Credit portfolio, gross	3,581,160	508,892	4,090,052	2,540,670	295,604	2,836,274
5.4.2.    Aging by maturity

	September 30, 2026			December 31, 2025
	Merchant portfolio	Credit card	Total	Merchant portfolio	Credit card	Total

Installments not overdue
≤ 15 days	120,578	125,118	245,696	65,395	72,865	138,260
15 < 30 days	210,095	71,535	281,630	122,648	53,381	176,029
31 < 60 days	255,506	76,038	331,544	208,168	47,374	255,542
61 < 90 days	282,310	47,841	330,151	246,118	29,560	275,678
91 < 180 days	691,726	73,909	765,635	567,252	42,860	610,112
181 < 360 days	888,813	42,441	931,254	721,953	25,975	747,928
361 < 720 days	612,364	295	612,659	403,906	1,156	405,062
> 720 days	264,506	—	264,506	102,000	—	102,000
	3,325,898	437,177	3,763,075	2,437,440	273,171	2,710,611

Installments overdue by
≤ 15 days	32,692	9,369	42,061	13,714	2,297	16,011
15 < 30 days	15,764	3,463	19,227	10,513	1,705	12,218
31 < 60 days	32,744	7,620	40,364	14,353	2,357	16,710
61 < 90 days	33,415	6,312	39,727	13,716	2,180	15,896
91 < 180 days	76,304	18,389	94,693	30,079	5,831	35,910
181 < 360 days	64,343	26,562	90,905	20,855	8,063	28,918
	255,262	71,715	326,977	103,230	22,433	125,663

Credit portfolio, gross	3,581,160	508,892	4,090,052	2,540,670	295,604	2,836,274

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
5.4.3.    Gross carrying amount
The Group calculates an expected credit loss allowance for its loans based on statistical models that consider both internal and external historical data, negative credit information and guarantees, including information that addresses the behavior of each debtor. The Group divides its credit portfolio in three stages:
(i)Stage 1: corresponds to loans that do not present significant increase in credit risk since origination, and expected credit loss (“ECL") are determined considering probability of default events within 12 months window;
(ii)Stage 2: corresponds to loans that presented significant increase in credit risk subsequent to origination and ECL are estimated considering probability of default events within the life of the financial instrument;
The Group determines Stage 2 based on the following criteria:
(a)absolute criteria: financial asset overdue more than 30 days, or;
(b)relative criteria: in addition to the absolute criteria, the Group analyzes the evolution of the risk of each financial instrument on a monthly basis, comparing the current behavior score attributed to each client with that attributed at the time of recognition of the financial asset. Behavioral scoring considers credit behavior variables, such as default on other products and market data about the customer. When the credit risk increases significantly since origination, the Stage 1 operation is moved to Stage 2.
For Stage 2, a cure criterion is applied when the financial asset no longer meets the criteria for a significant increase in credit risk, as mentioned above, and the loan is moved to Stage 1.
(iii)Stage 3: corresponds to impaired loans.
The Group determines Stage 3 based on the following criteria:
(a)absolute criteria: financial asset overdue more than 90 days, or;
(b)relative criteria: indicators that the financial asset will not be paid in full without enforcing either a collateral or financial guarantee.
The indication that an obligation will not be paid in full includes the tolerance of financial instruments that imply the granting of advantages to the counterparty following the deterioration of the counterparty's credit quality.
The Group also assumes a cure criterion for Stage 3, with respect to the counterparty's repayment capacity, such as the percentage of total debt paid or the time limit to liquidate current debt obligations.
Management regularly seeks forward-looking perspectives for future market developments including macroeconomic scenarios as well as its portfolio risk profile. Management may adjust the ECL resulting from the models above in order to better reflect these forward-looking perspectives.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
Reconciliation of gross portfolio of loans operations, segregated by stages:

Stage 1	December 31, 2025	Acquisition / (Settlement)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	September 30, 2026

Merchant portfolio	2,253,970	1,217,120	(755,577)	(96,701)	178,406	13,106	—	2,810,324
Credit card	263,610	228,336	(95,034)	(14,202)	27,683	7,307	—	417,700
	2,517,580	1,445,456	(850,611)	(110,903)	206,089	20,413	—	3,228,024

Stage 2	December 31, 2025	Acquisition / (Settlement)	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	September 30, 2026

Merchant portfolio	102,888	(24,005)	(178,406)	(422,196)	755,577	16,058	—	249,916
Credit card	10,949	4,371	(27,683)	(51,754)	95,034	1,384	—	32,301
	113,837	(19,634)	(206,089)	(473,950)	850,611	17,442	—	282,217

Stage 3	December 31, 2025	Acquisition / (Settlement)	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	September 30, 2026

Merchant portfolio	183,812	(23,139)	(13,106)	(16,058)	96,701	422,196	(129,486)	520,920
Credit card	21,045	(1,885)	(7,307)	(1,384)	14,202	51,754	(17,534)	58,891
	204,857	(25,024)	(20,413)	(17,442)	110,903	473,950	(147,020)	579,811

Consolidated 3 stages	December 31, 2025	Acquisition / (Settlement)	Write-off	September 30, 2026

Merchant portfolio	2,540,670	1,169,976	(129,486)	3,581,160
Credit card	295,604	230,822	(17,534)	508,892
	2,836,274	1,400,798	(147,020)	4,090,052

Stage 1	December 31, 2024	Acquisition / (Settlement)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	September 30, 2025

Merchant portfolio	993,719	1,034,315	(273,224)	(24,160)	88,991	8,980	—	1,828,621
Credit card	103,301	111,193	(29,147)	(1,269)	15,532	863	—	200,473
	1,097,020	1,145,508	(302,371)	(25,429)	104,523	9,843	—	2,029,094

Stage 2	December 31, 2024	Acquisition / (Settlement)	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	September 30, 2025

Merchant portfolio	42,471	(14,197)	(88,991)	(109,303)	273,224	5,920	—	109,124
Credit card	8,709	2,686	(15,532)	(14,111)	29,147	417	—	11,316
	51,180	(11,511)	(104,523)	(123,414)	302,371	6,337	—	120,440

Stage 3	December 31, 2024	Acquisition / (Settlement)	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	September 30, 2025

Merchant portfolio	57,285	(2,944)	(8,980)	(5,920)	24,160	109,303	(39,770)	133,134
Credit card	2,146	94	(863)	(417)	1,269	14,111	(1,189)	15,151
	59,431	(2,850)	(9,843)	(6,337)	25,429	123,414	(40,959)	148,285

Consolidated 3 stages	December 31, 2024	Acquisition / (Settlement)	Write-off	September 30, 2025

Merchant portfolio	1,093,475	1,017,174	(39,770)	2,070,879
Credit card	114,156	113,973	(1,189)	226,940
	1,207,631	1,131,147	(40,959)	2,297,819

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
5.4.4.    Allowance for expected credit losses of loans operations

Stage 1	December 31, 2025	(Acquisition) / Settlement	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	September 30, 2026

Merchant portfolio	(127,370)	(412,387)	369,345	76,522	(26,945)	(2,277)	—	(123,112)
Credit card	(23,577)	(73,301)	50,171	11,365	(5,534)	(1,440)	—	(42,316)
	(150,947)	(485,688)	419,516	87,887	(32,479)	(3,717)	—	(165,428)

Stage 2	December 31, 2025	(Acquisition) / Settlement	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	September 30, 2026

Merchant portfolio	(52,348)	(57,200)	26,945	345,020	(369,345)	(8,779)	—	(115,707)
Credit card	(5,828)	(13,357)	5,534	46,454	(50,171)	(684)	—	(18,052)
	(58,176)	(70,557)	32,479	391,474	(419,516)	(9,463)	—	(133,759)

Stage 3	December 31, 2025	(Acquisition) / Settlement	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	September 30, 2026

Merchant portfolio	(161,263)	(843)	2,277	8,779	(76,522)	(345,020)	129,486	(443,106)
Credit card	(19,296)	5,848	1,440	684	(11,365)	(46,454)	17,534	(51,609)
	(180,559)	5,005	3,717	9,463	(87,887)	(391,474)	147,020	(494,715)

Consolidated 3 stages	December 31, 2025	(Acquisition) / Settlement	Write-off	September 30, 2026

Merchant portfolio	(340,981)	(470,430)	129,486	(681,925)
Credit card	(48,701)	(80,810)	17,534	(111,977)
	(389,682)	(551,240)	147,020	(793,902)

Stage 1	December 31, 2024	(Acquisition) / Settlement	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	September 30, 2025

Merchant portfolio	(68,949)	(176,874)	134,884	15,271	(15,171)	(1,061)	—	(111,900)
Credit card	(7,805)	(23,267)	15,367	977	(2,857)	(233)	—	(17,818)
	(76,754)	(200,141)	150,251	16,248	(18,028)	(1,294)	—	(129,718)

Stage 2	December 31, 2024	(Acquisition) / Settlement	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	September 30, 2025

Merchant portfolio	(19,587)	7,390	15,171	76,447	(134,884)	(2,955)	—	(58,418)
Credit card	(3,870)	540	2,857	9,635	(15,367)	(218)	—	(6,423)
	(23,457)	7,930	18,028	86,082	(150,251)	(3,173)	—	(64,841)

Stage 3	December 31, 2024	(Acquisition) / Settlement	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	September 30, 2025

Merchant portfolio	(42,717)	(10,218)	1,061	2,955	(15,271)	(76,447)	39,770	(100,867)
Credit card	(1,584)	(215)	233	218	(977)	(9,635)	1,189	(10,771)
	(44,301)	(10,433)	1,294	3,173	(16,248)	(86,082)	40,959	(111,638)

Consolidated 3 stages	December 31, 2024	(Acquisition) / Settlement	Write-off	September 30, 2025

Merchant portfolio	(131,253)	(179,702)	39,770	(271,185)
Credit card	(13,259)	(22,942)	1,189	(35,012)
	(144,512)	(202,644)	40,959	(306,197)

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
5.5.    Financial assets from banking solutions
As required by Brazilian Central Bank (“BACEN”) regulation, client’s proceeds deposited in payment accounts (“Deposits from retail clients” - Note 5.6.1) must be fully collateralized by government securities, and/or deposits at BACEN (Electronic Money Correspondent Account - “CCME”).
Time deposits from retail clients (Note 5.6.1) and Time Deposits (Note 5.6.2) are subject to compulsory deposit at BACEN based on the amount of such time deposits.
As of September 30, 2026 the amount of financial assets from banking solutions was R$ 640,848 (December 31, 2025 - R$ 1,855,796), of which R$ 592,058 was fully collateralized by CCME (December 31, 2025 R$ 1,110,809) and R$ 48,790 (December 31, 2025 - R$ 744,987) by compulsory deposits.
5.6.    Financial liabilities
5.6.1. Retail deposits

	September 30, 2026	December 31, 2025

Deposits from retail clients	1,013,114	1,543,359
Deposits in payment accounts	512,534	994,878
Deposits in accounts of record (a)	500,580	548,481
Time deposits from retail clients (b) (c)	10,375,779	9,547,626
	11,388,893	11,090,985

(a)This includes balances and transaction values in transit (register accounts) relating to sub-acquirer transactions.
(b)Balances held in payment accounts are eligible to be automatically invested daily in Time Deposits issued by Stone SCFI. In addition, Stone SCFI also started to issue time deposits held by multiple counterparties, further detailed in Note 5.6.2 (b).
(c)Deposit interest rates are set as a % of CDI and are applied daily or monthly from the deposit date, following the First In, First Out (“FIFO”) method.
5.6.2. Changes in financial liabilities
The table below presents the movement of financial liabilities other than Retail deposits:

	December 31, 2025	Additions	Payment of principal	Payment of interest	Changes in exchange rates	Interest	September 30, 2026

Bonds	1,120,767	—	(1,271)	(24,268)	(66,557)	40,677	1,069,348
Debentures, financial bills and commercial papers (a)	5,814,524	2,167,750	(1,358,450)	(258,415)	—	668,126	7,033,535
Time deposits (b)	2,985,235	3,507,129	(4,567,002)	(235,348)	—	171,130	1,861,144
Obligations to open-end FIDC quota holders (c)	434,950	—	(339,641)	(111,770)	—	16,461	—
Institutional deposits and marketable debt securities	10,355,476	5,674,879	(6,266,364)	(629,801)	(66,557)	896,394	9,964,027

Current	5,777,314						6,015,428
Non-current	4,578,162						3,948,599

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)

	December 31, 2025	Additions	Disposals	Payment of principal	Payment of interest	Changes in exchange rates	Fair value adjustment	Interest	September 30, 2026

Obligations to closed-end FIDC quota holders (d)	2,196,269	—	—	—	(286,494)	—	(2,989)	213,060	2,119,846
Bank borrowings and working capital facilities	4,860,940	580,804	—	(545,146)	(126,543)	(263,352)	(17,311)	233,615	4,723,007
Leases	169,380	17,134	(24,117)	(38,932)	(10,182)	(1,385)	—	10,182	122,080
Other debt instruments	7,226,589	597,938	(24,117)	(584,078)	(423,219)	(264,737)	(20,300)	456,857	6,964,933

Current	2,866,445								4,185,559
Non-current	4,360,144								2,779,374

(a)The subsidiary Stone SCFI issues private financial bills. The principal and interest of all issuances are mainly paid at the maturity indexed to CDI rate.
(b)Stone SCFI issues Time deposits indexed to the CDI rate. The certificates are held by multiple counterparties and maturities up to September 2027. The principal and interest of this type of issuance are mainly paid at the maturity date.
(c)The FIDC ACR FAST fund was liquidated and fully wound up during the period.
(d)This note covers the closed-end FIDC ACR I. FIDC ACR I issued quotas in exchange for a contribution of R$ 2,325,984. The contribution was made by a special purpose vehicle (“SPV”) funded by a revolving facility in which United States International Development Finance Corporation (“DFC”) has invested US$ 467.5 million, funding the Group’s prepayment business through this FIDC. The SPV entered into foreign currency derivatives with financial institutions to convert the receivable denominated in R$ it holds from FIDC ACR I into US$. The Company acts as a guarantor for derivative instruments (hedges) entered into by SPV. Under the terms of the ISDA Master Agreements, StoneCo guarantees SPV’s obligations to financial institutions in the event of certain defined default events of the SPV. FIDC ACR I has a final maturity of seven years and pays a semi-annual coupon at a fixed rate of 12.75% in R$.

	December 31, 2024	Additions	Payment of principal	Payment of interest	Changes in exchange rates	Interest	September 30, 2025

Bonds	1,258,262	—	—	(26,439)	(181,153)	43,836	1,094,506
Debentures, financial bills and commercial papers	4,079,266	1,979,045	(718,472)	(174,171)	—	522,941	5,688,609
Time deposits	2,740,110	2,749,701	(2,612,420)	(130,094)	—	302,569	3,049,866
Obligations to open-end FIDC quota holders	418,324	48,309	(78,137)	(3,219)	—	41,620	426,897
Institutional deposits and marketable debt securities	8,495,962	4,777,055	(3,409,029)	(333,923)	(181,153)	910,966	10,259,878

Current	3,065,999						4,573,845
Non-current	5,429,963						5,686,033

	December 31, 2024	Additions	Disposals	Payment of principal	Payment of interest	Changes in exchange rates	Fair value adjustment	Interest	Liabilities associated with assets held for sale	September 30, 2025

Obligations to closed-end FIDC quota holders	1,988,645	18,312	—	—	(285,352)	—	179,597	214,021	—	2,115,223
Bank borrowings and working capital facilities	2,164,330	3,925,583	—	(2,210,186)	(92,202)	(326,946)	(192)	135,914	—	3,596,301
Leases	247,004	48,083	(22,124)	(63,810)	(14,681)	(4,389)	—	14,681	(20,588)	184,176
Other debt instruments	4,399,979	3,991,978	(22,124)	(2,273,996)	(392,235)	(331,335)	179,405	364,616	(20,588)	5,895,700

Current	1,903,840									3,058,179
Non-current	2,496,139									2,837,521

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
5.7.    Derivative financial instruments, net
The Group executes exchange-traded and Over-the-counter (“OTC”) derivative instruments to hedge its foreign currency and interest rate exposure. All counterparties are previously approved for OTC transactions following the Counterparties and Investments Policy and related internal standards, and internal Committees monitor and control the counterparty risk associated with those transactions.

	September 30, 2026
	Notional amount	Asset (fair value)	Liabilities (fair value)	Net

Cash flow hedge
Cross-currency interest rate swap	2,484,079	—	(164,815)	(164,815)
Fair value hedge
Interest rate swap	7,413,857	16,782	(139,086)	(122,304)
Cross-currency interest rate swap	4,157,219	—	(432,558)	(432,558)
Economic hedge
Non-Deliverable Forward ("NDF")	82,500	12,110	(15,619)	(3,509)
Interest rate swap	15,162,056	5,430	(11,298)	(5,868)
M&A derivatives
Call options	—	2,391	—	2,391
	29,299,711	36,713	(763,376)	(726,663)

Current				(431,861)
Non-current				(294,802)

	December 31, 2025
	Notional amount	Asset (fair value)	Liabilities (fair value)	Net

Cash flow hedge
Cross-currency interest rate swap	2,772,711	10,524	(73,953)	(63,429)
Fair value hedge
Interest rate swap	4,539,558	2,083	(139,577)	(137,494)
Cross-currency interest rate swap	3,868,296	—	(6,622)	(6,622)
Economic hedge
Non-Deliverable Forward ("NDF")	422,085	50,717	(49,954)	763
Interest rate swap	14,912,100	4,574	(931)	3,643
M&A derivatives
Call options	—	2,120	—	2,120
	26,514,750	70,018	(271,037)	(201,019)

Current				(36,317)
Non-current				(164,702)

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
5.7.1. Economic hedge
The Group engages in certain hedging transactions to mitigate specific financial risks, such as fluctuations in foreign currencies and interest rates. Some of these transactions are not formally designated for hedge accounting.
Although these derivatives are used to manage economic risks, changes in their fair value are recognized directly in profit or loss for the period without the application of the specific accounting treatments of hedge accounting. This means that the gains and losses generated by these instruments are fully accounted for in profit or loss as they occur, reflecting changes in the fair value of the derivatives.
The decision not to apply hedge accounting to these transactions is due to considerations such as the administrative cost of the formal documentation required by hedge accounting standards, the nature of the instruments, or the desired operational flexibility. Nevertheless, the Group continues monitoring these instruments to ensure their use aligns with the overall risk management strategy.
5.7.2. Hedge accounting
5.7.2.1. Cash flow hedge
The Group enters into derivative financial instruments to hedge exposures to foreign exchange and interest rate risks.
The Group applies cash flow hedge accounting when the hedging relationship meets the requirements outlined in the applicable accounting standards, including the provision of appropriate documentation at inception and the expectation that the hedge will be highly effective in offsetting changes in cash flows attributable to the hedged risk throughout the life of the hedge.
The Group continuously assesses whether the hedging relationship continues to meet the effectiveness requirements.
Changes in the fair value of the hedging instrument are recognized in other comprehensive income (and deferred in equity), to the extent the hedge is effective. Any ineffectiveness in a hedge is recognized immediately in profit or loss. Amounts deferred in equity are reclassified to profit or loss when the hedged item affects profit or loss (e.g., through the accrual of interest or the remeasurement of the hedged item at spot rate on the reporting date).
5.7.2.2. Fair value hedge
The Group applies fair value hedge accounting to protect against changes in the fair value of assets or liabilities arising from exposure to specific risks, such as changes in foreign exchange rates or interest rates. In accordance with IFRS, changes in the fair value of the hedging instrument and the hedged item attributable to the designated hedged risk are recognized directly in profit or loss for the period. This allows gains or losses on the hedging instrument to offset, in whole or in part, the losses or gains on the hedged item.
For a fair value hedge to qualify as hedge accounting, the hedging relationship must meet specific criteria, such as formal documentation of the hedging objective and evidence that the hedge is highly effective in offsetting changes in the hedged item's fair value over time.
The Group conducts regular effectiveness tests to ensure the hedging relationship remains effective. Any hedge ineffectiveness is immediately recognized in profit or loss for the period.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
5.7.3. Breakdown by maturity
The table below shows the breakdown by maturity of the notional amounts and fair values:

	September 30, 2026
	Less than 3 months	3 to 12 months	More than 12 months	Total
Notional
Cross-currency interest rate swap	2,204,474	1,952,745	2,484,079	6,641,298
Interest rate swap	9,495,696	8,383,659	4,696,558	22,575,913
NDF	72,171	10,329	—	82,500
	11,772,341	10,346,733	7,180,637	29,299,711

Asset (fair value)
Interest rate swap	4,763	9,907	7,542	22,212
NDF	12,110	—	—	12,110
Liability (fair value)
Cross-currency interest rate swap	(291,770)	(140,788)	(164,815)	(597,373)
Interest rate swap	(3,650)	(9,205)	(137,529)	(150,384)
NDF	(14,807)	(812)	—	(15,619)
	(293,354)	(140,898)	(294,802)	(729,054)

	December 31, 2025
	Less than 3 months	3 to 12 months	More than 12 months	Total
Notional
Cross-currency interest rate swap	288,940	2,496,356	3,855,711	6,641,007
Interest rate swap	9,438,800	6,472,000	3,540,858	19,451,658
NDF	422,085	—	—	422,085
	10,149,825	8,968,356	7,396,569	26,514,750

Asset (fair value)
Cross-currency interest rate swap	—	—	10,524	10,524
Interest rate swap	1,529	4,188	940	6,657
NDF	50,717	—	—	50,717
Liability (fair value)
Cross-currency interest rate swap	(38,102)	(5,039)	(37,434)	(80,575)
Interest rate swap	(1,186)	(590)	(138,732)	(140,508)
NDF	(49,954)	—	—	(49,954)
	(36,996)	(1,441)	(164,702)	(203,139)
5.8.    Financial risk management
The Group’s activities expose it to market, liquidity and credit risks.
The Financial risk is managed by the risk area.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
The Board of Directors has approved the policies that establish the Group's financial risk management framework. The approval of exposure limits and of financial transactions is delegated to management, at different levels depending on the nature of the transactions and the type of risk involved, in accordance with the Group's delegation of authority standards. The Group uses financial derivatives only to mitigate market risk exposures, and its policy is not to engage in derivatives for speculative purposes.
5.9.    Financial instruments by category
5.9.1.    Financial assets by category

	Amortized cost	FVPL	FVOCI	Total

September 30, 2026
Short and Long-term investments	—	1,307,966	—	1,307,966
Financial assets from banking solutions	640,848	—	—	640,848
Accounts receivable from card issuers	—	—	40,812,837	40,812,837
Trade accounts receivable	336,034	—	—	336,034
Credit portfolio(a)	3,293,152	—	—	3,293,152
Derivative financial instruments(b)	—	36,713	—	36,713
Other assets	175,011	—	—	175,011
	4,445,045	1,344,679	40,812,837	46,602,561

December 31, 2025
Short and Long-term investments	—	1,143,722	—	1,143,722
Financial assets from banking solutions	1,855,796	—	—	1,855,796
Accounts receivable from card issuers	—	—	41,421,964	41,421,964
Trade accounts receivable	244,375	—	—	244,375
Credit portfolio(a)	2,446,816	—	—	2,446,816
Derivative financial instruments(b)	—	70,018	—	70,018
Other assets	184,416	—	—	184,416
	4,731,403	1,213,740	41,421,964	47,367,107

(a)Part of the credit portfolio in the amount as of September 30, 2026 R$ 3,187,900 (December 31, 2025 R$ 1,413,600) was designated as the hedged item in a fair value hedge. Therefore, the carrying amount includes the change in fair value of the hedged portfolio attributed to changes in the designated hedged risk.
(b)Derivative financial instruments recognized as assets in the amount of R$ nil as of September 30, 2026 (R$ 10,524 as of December 31, 2025) were designated as cash flow hedges and, therefore, the effective portion of the hedge is recognized in OCI.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
5.9.2.    Financial liabilities by category

	Amortized cost	FVPL	Total

September 30, 2026
Retail deposits	11,388,893	—	11,388,893
Accounts payable to clients	17,886,887	—	17,886,887
Trade accounts payable	887,250	—	887,250
Institutional deposits and marketable debt securities	9,964,027	—	9,964,027
Other debt instruments	420,992	6,543,941	6,964,933
Derivative financial instruments(a)	—	763,376	763,376
Other liabilities(b)	200,148	290,440	490,588
	40,748,197	7,597,757	48,345,954

December 31, 2025
Retail deposits	11,090,985	—	11,090,985
Accounts payable to clients	18,154,347	—	18,154,347
Trade accounts payable	848,341	—	848,341
Institutional deposits and marketable debt securities	10,355,476	—	10,355,476
Other debt instruments	479,898	6,746,691	7,226,589
Derivative financial instruments(a)	—	271,037	271,037
Other liabilities(b)	249,053	230,738	479,791
	41,178,100	7,248,466	48,426,566

(a)Derivative financial instruments recognized as liabilities in the amount of R$ 164,815 as of September 30, 2026 (R$ 73,953 as of December 31, 2025) were designated as cash flow hedges and, therefore, the effective portion of the hedge is recognized in OCI.
(b)Other liabilities measured at FVPL refer to put options and contingent consideration.
5.10.    Fair value measurement
5.10.1.    Assets and liabilities by fair value hierarchy
The following table shows an analysis of financial instruments measured at fair value by level of the fair value hierarchy:

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)

	September 30, 2026		December 31, 2025
	Fair value	Hierarchy level	Fair value	Hierarchy level

Assets measured at fair value
Short and Long-term investments(a) (b)	1,307,966	I /II	1,143,722	I /II
Accounts receivable from card issuers(c)	40,812,837	II	41,421,964	II
Derivative financial instruments(d)	36,713	II	70,018	II
	42,157,516		42,635,704

Liabilities measured at fair value
Other debt instruments(e)	6,543,941	II	6,746,691	II
Derivative financial instruments(d)	763,376	II	271,037	II
Other liabilities(f) (g)	290,440	III	230,738	III
	7,597,757		7,248,466

(a)Listed securities are classified as Level I and unlisted securities classified as Level II, determining fair value using valuation techniques, which employ the use of market observable inputs.
(b)Sovereign bonds are priced using quotations from Brazilian Association of Financial and Capital Market Entities (“Anbima”) public pricing method.
(c)For accounts receivable from card issuers measured at FVOCI, fair value is estimated by discounting future cash flows using market rates for similar items.
(d)The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Derivative financial instruments are valued using valuation techniques, which employ the use of observable market inputs.
(e)For Other debt instruments, fair value is estimated by discounting future cash flows using contract rates for funding items and using market value of senior quotas liabilities.
(f)These are contingent considerations included in Other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formulas explicit in the contracts with selling shareholders. The significant unobservable inputs used in the fair value measurement of contingent consideration categorized as Level III of the fair value hierarchy are based on projections of revenue, net debt, number of clients, net margin and the discount rates used to evaluate the liability.
(g)The Group issued put options for Reclame Aqui’s non-controlling interests, in the 2022 business combination. For the non-controlling shareholder amounts the Group has elected as an accounting policy that the put options derecognized the non-controlling interests at each reporting date as if it was acquired at that date and recognize a financial liability at the present value of the amount payable on exercise of the non-controlling interests put option. The difference between the financial liability and the non-controlling interests derecognized at each period is recognized as an equity transaction. The amount of R$ 289,618 was recorded in the consolidated statement of financial position as of September 30, 2026 as a financial liability under Other liabilities (December 31, 2025 - R$ 170,299).
In the nine months ended September 30, 2026 and 2025, there were no transfers between level I and level II and between level II and level III fair value measurements.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
5.10.2.    Fair value of financial instruments not measured at fair value
The table below presents a comparison by class between book value and fair value of the financial instruments of the Group, other than those with carrying amounts that are reasonable approximations of fair values:

	September 30, 2026		December 31, 2025
	Book value	Fair value	Book value	Fair value

Financial assets
Credit portfolio	3,293,152	3,252,919	2,446,816	2,439,204
	3,293,152	3,252,919	2,446,816	2,439,204

Financial liabilities
Accounts payable to clients	17,886,887	16,347,358	18,154,347	16,774,075
Institutional deposits and marketable debt securities	9,964,027	9,849,663	10,355,476	10,098,587
Other debt instruments	299,963	288,933	311,916	306,875
	28,150,877	26,485,954	28,821,739	27,179,537
6.    Other assets

	September 30, 2026	December 31, 2025

Financial assets
Suppliers advances	72,519	49,394
Receivables from the sale of associates and subsidiaries (a)	39,735	76,398
Security deposits	1,954	3,350
Convertible loans	28,156	28,636
Judicial deposits	23,947	16,652
Other financial assets	8,700	9,986
	175,011	184,416

Non-financial assets
Prepaid expenses (b)	257,272	132,039
Customer deferred acquisition costs	218,679	200,179
Salary advances	55,986	11,969
Other non-financial assets	24,373	10,586
	556,310	354,773

	731,321	539,189

Current	504,484	372,634
Non-current	226,837	166,555

(a)Refers to balances receivable from buyers for the sale of the equity interest in Simplesvet and Pinpag.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
(b)Prepaid expenses include, among others, software licenses, marketing expenses, and other services and taxes such as property taxes, insurance, and consulting fees. The amount recognized as an asset on the balance sheet is expensed to the income statement as the prepaid services are consumed by the Group. As of September 30, 2026, the balance was mainly composed of: Software licenses of R$ 122,035 (December 31, 2025 - R$ 113,167), FGC (Credit Guarantee Fund) of R$ 102,379 (December 31, 2025 – R$ nil), media expenses of R$ 753 (December 31, 2025 - R$ 7,490) and other prepaid expenses of R$ 32,105 (December 31, 2025 – R$ 11,382).
7.    Recoverable taxes

	September 30, 2026	December 31, 2025

Withholding income tax on financial income(a)	421,324	544,298
Income tax and social contribution	60,883	143,472
Contributions over revenue	7,305	—
Other withholding income tax	2,086	1,658
Other taxes	1,657	857
	493,255	690,285

(a)Refers to income taxes withheld on financial income, offset against current Income Tax (“IRPJ”) and the Social Contribution on Net Income (“CSLL”) liabilities of the period.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
8.    Income taxes
The Company is headquartered in the Cayman Islands and there is no income tax in that jurisdiction. Some of the income earned by the Company is related to transactions abroad which are subject to a 15% rate of withholding tax.
8.1. Reconciliation of income tax expense
Considering the fact that the Company is an entity located in the Cayman Islands which has no income tax, for the purpose of the following reconciliation of income tax expense to profit (loss) for the periods ended September 30, 2026 and 2025, as Brazil is the jurisdiction in which most of the Group’s transactions takes place, the combined Brazilian statutory income tax rate at 36.00% was applied. The statutory rate has been computed as the average of the statutory rates effective during each month of the period.
In Brazil such combined rate is applied, in general, to all entities and comprises the Corporate IRPJ and CSLL on the taxable income of each Brazilian legal entity (not on a consolidated basis).

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)

	Nine months ended September 30,		Three months ended September 30,
	2026	2025	2026	2025

Profit before income taxes from continuing operations	1,738,796	2,120,195	622,190	800,859
Brazilian statutory rate (a)	36.00%	34.00%	37.00%	34.00%
Tax income (expense) at the statutory rate	(625,967)	(720,866)	(230,210)	(272,292)

Tax effect of income (expense) that are not taxable (deductible) for tax purposes:
Recognition of deferred tax asset on tax goodwill recognized on acquisition of Linx (Note 8.3)	1,242,596	—	—	—
Profit from entities subject to different tax rates	280,555	207,021	79,629	86,347
Research and development tax benefits ("Lei do Bem")	55,863	93,787	48,963	35,158
Changes in deferred taxes as a result of an increase in CSLL rates (a)	48,265	—	3,557	—
Use of previously unrecognized tax losses	4,948	—	1,516	(137)
Unrecognized deferred income tax in the period	985	(1,387)	492	(942)
Interest payments on net equity	—	26,214	—	26,214
Recognition of deferred income tax unrecognized in previous periods	—	34,019	—	—
Equity pickup on associates	171	(452)	398	(268)
Other permanent differences	13,372	5,454	3,394	(5,999)
Other tax incentives	1,342	3,005	781	(795)
	1,022,130	(353,205)	(91,480)	(132,714)
Effective tax rate	(58.8%)	16.7%	14.7%	16.6%

Current income tax and social contribution	(522,632)	(453,712)	(77,357)	(155,040)
Deferred income tax and social contribution	1,544,762	100,507	(14,123)	22,326
	1,022,130	(353,205)	(91,480)	(132,714)

(a)Complementary Law No. 224/2025 provided for an increase in the CSLL rates applicable to Stone IP and Stone SCD from 9% to 12% for the period from April 1, 2026 to December 31, 2027, and to 15% effective January 1, 2028. For Stone SCFI, the CSLL rate will increase from 15% to 17.5% for the period from April 1, 2026 to December 31, 2027, and to 20% effective January 1, 2028. This results in a total Brazilian income tax rate for our key businesses of 34% up to March 31, 2026, 37% as from April 1, 2026, and 40% as from January 1, 2028. The Brazilian statutory rate for the nine months ended September 30, 2026 has been computed as the simple average of the statutory rate ruling at each month of the period.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
8.2.    Deferred income taxes by nature

	December 31, 2025	Recognized in OCI	Recognized in profit or loss	September 30, 2026

Tax deductible goodwill (Note 8.3)	—	—	1,149,067	1,149,067
Losses available for offsetting against future taxable income	244,037	—	308,299	552,336
Financial assets at FVOCI	415,468	(9,325)	—	406,143
Share-based compensation	185,417	—	(19,000)	166,417
Technological innovation benefit	(2,805)	—	1,096	(1,709)
Intangible assets and property and equipment arising from business combinations	(21,041)	—	(8,130)	(29,171)
Temporary differences under FIDC	(310,805)	—	3,396	(307,409)
Other temporary differences	436,743	4,647	110,034	551,424
Deferred tax, net	947,014	(4,678)	1,544,762	2,487,098

	December 31, 2024	Recognized against other comprehensive income	Recognized against profit or loss	Transfer to assets held for sale	September 30, 2025

Assets at FVOCI	219,817	147,561	—	—	367,378
Losses available for offsetting against future taxable income	302,921	—	42,209	(72,390)	272,740
Share-based compensation	160,248	—	16,226	—	176,474
Tax deductible goodwill	5,010	—	(5,010)	—	—
Contingencies arising from business combinations	40,192	—	(1,651)	(38,541)	—
Technological innovation benefit	(4,128)	—	435	—	(3,693)
Intangible assets and property and equipment arising from business combinations	(638,728)	—	27,543	590,810	(20,375)
Temporary differences under FIDC	(279,305)	—	(19,604)	—	(298,909)
Other temporary differences	384,941	(10,285)	47,933	(44,077)	378,512
Deferred tax, net	190,968	137,276	108,081	435,802	872,127
8.3.    Unrecognized deferred taxes
The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of R$ 142,411 (December 31, 2025 – R$ 1,431,023) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits to the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future. In the nine months ended September 30, 2026, R$ 1,242,596 of deferred tax on goodwill were recognized considering the Group’s current ability and expectations to recover them considering their tax amortization period.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
9.    Property and equipment
9.1.    Changes in Property and equipment

	December 31, 2025	Additions	Disposals	Transfers	Effects of changes in foreign exchange rates	September 30, 2026

Cost
Pin Pads & POS	2,992,427	473,498	(285,973)	—	—	3,179,952
IT equipment	219,151	15,853	(98)	7,979	(19)	242,866
Facilities	37,664	2,043	(70)	2,381	558	42,576
Machinery and equipment	16,034	4,127	(108)	—	(156)	19,897
Furniture and fixtures	21,645	295	(466)	—	—	21,474
Vehicles and airplane	705	—	(574)	—	(1)	130
Construction in progress	43,277	9,576	(2,533)	(10,379)	31	39,972
Right-of-use assets - equipment	4,626	—	—	—	—	4,626
Right-of-use assets - vehicles	39,503	4,381	(15,465)	—	—	28,419
Right-of-use assets - offices	171,092	12,753	(55,417)	(342)	265	128,351
	3,546,124	522,526	(360,704)	(361)	678	3,708,263
Depreciation
Pin Pads & POS	(1,557,854)	(432,156)	213,806	—	—	(1,776,204)
IT equipment	(155,615)	(21,981)	26	55	(448)	(177,963)
Facilities	(7,704)	(6,642)	25	—	(584)	(14,905)
Machinery and equipment	(15,351)	(4,081)	5	—	1,351	(18,076)
Furniture and fixtures	(6,208)	(1,731)	37	—	(103)	(8,005)
Vehicles and airplane	(422)	(33)	376	—	(6)	(85)
Right-of-use assets - equipment	(951)	—	—	—	—	(951)
Right-of-use assets - vehicles	(20,271)	(9,978)	13,180	—	—	(17,069)
Right-of-use assets - offices	(56,242)	(19,919)	35,959	306	(258)	(40,154)
	(1,820,618)	(496,521)	263,414	361	(48)	(2,053,412)

Property and equipment, net	1,725,506	26,005	(97,290)	—	630	1,654,851

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)

	December 31, 2024	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination	Transfer to assets held for sale	September 30, 2025

Cost
Pin Pads & POS	2,933,852	486,465	(112,473)	—	—	—	—	(3,009)	3,304,835
IT equipment	300,786	24,365	(2,677)	375	(88)	(155)	194	(111,219)	211,581
Facilities	103,227	6,378	(486)	50	—	(3)	73	(70,641)	38,598
Machinery and equipment	23,452	3,642	(697)	(168)	—	(37)	—	(10,289)	15,903
Furniture and fixtures	26,378	1,626	(92)	814	—	(9)	231	(8,238)	20,710
Vehicles and airplane	27,479	189	(26,542)	—	(187)	99	—	(333)	705
Construction in progress	29,687	16,277	—	(1,071)	—	584	2	—	45,479
Right-of-use assets - equipment	4,683	—	(57)	—	—	—	—	—	4,626
Right-of-use assets - vehicles	21,073	21,260	(2,385)	—	—	77	—	—	40,025
Right-of-use assets - offices	243,423	26,808	(32,659)	—	—	(576)	—	(59,672)	177,324
	3,714,040	587,010	(178,068)	—	(275)	(20)	500	(263,401)	3,859,786
Depreciation
Pin Pads & POS	(1,510,032)	(453,411)	89,424	—	—	—	—	3,287	(1,870,732)
IT equipment	(199,531)	(34,294)	1,921	(20)	38	(153)	(154)	85,185	(147,008)
Facilities	(43,638)	(12,598)	325	—	2	2	(37)	50,230	(5,714)
Machinery and equipment	(20,702)	(5,182)	341	20	38	1,973	(2)	9,092	(14,422)
Furniture and fixtures	(9,171)	(1,983)	53	—	12	125	(102)	5,790	(5,276)
Vehicles and airplane	(8,540)	(1,356)	9,185	—	—	(16)	—	467	(260)
Right-of-use assets - equipment	(1,006)	(2)	57	—	—	—	—	—	(951)
Right-of-use assets - vehicles	(9,757)	(9,391)	2,124	—	—	—	—	—	(17,024)
Right-of-use assets - offices	(77,666)	(32,051)	15,763	—	88	113	—	39,499	(54,254)
	(1,880,043)	(550,268)	119,193	—	178	2,044	(295)	193,550	(2,115,641)

Property and equipment, net	1,833,997	36,742	(58,875)	—	(97)	2,024	205	(69,851)	1,744,145
9.2.    Depreciation and amortization charges
Depreciation and amortization expense has been charged in the following line items of the consolidated statement of profit or loss:

	Nine months ended September 30,		Three months ended September 30,
	2026	2025	2026	2025

Cost of services	592,004	564,779	196,008	194,868
Administrative expenses	74,857	78,969	25,843	27,336
Selling expenses	23,768	27,120	5,417	9,514
Depreciation and amortization from continuing operations	690,629	670,868	227,268	231,718
Depreciation and amortization from discontinued operations	—	90,439	—	301
Depreciation and amortization charges	690,629	761,307	227,268	232,019

Depreciation charge	496,521	550,268	163,246	184,146
Amortization charge	194,108	211,039	64,022	47,873
Depreciation and amortization charges	690,629	761,307	227,268	232,019

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
10.    Intangible assets
10.1.    Changes in Intangible assets

	December 31, 2025	Additions	Disposals	Transfers	Effects of changes in foreign exchange rates	September 30, 2026

Cost
Goodwill - acquisition of subsidiaries	671,380	—	—	—	—	671,380
Customer relationship	175,027	—	(2,054)	—	—	172,973
Trademarks and patents	319,807	—	—	—	—	319,807
Software	1,144,694	45,094	(4,464)	336,636	—	1,521,960
Service and operating rights	16,418	—	—	—	—	16,418
Software in progress	402,219	226,034	(27,179)	(336,636)	—	264,438
Right-of-use assets - software	65,400	—	(33,553)	—	—	31,847
	2,794,945	271,128	(67,250)	—	—	2,998,823
Amortization
Customer relationships	(143,124)	(7,269)	1,058	—	—	(149,335)
Trademarks and patents	(32,143)	(7,050)	—	—	—	(39,193)
Software	(593,772)	(166,735)	3,913	—	45	(756,549)
Right-of-use assets - software	(38,971)	(13,054)	33,553	—	—	(18,472)
	(808,010)	(194,108)	38,524	—	45	(963,549)

Intangible assets, net	1,986,935	77,020	(28,726)	—	45	2,035,274

	December 31, 2024	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination	Transfer to assets held for sale	September 30, 2025

Cost
Goodwill - acquisition of subsidiaries	2,078,115	—	(12,633)	—	—	(1,084)	8,342	(1,398,106)	674,634
Customer relationships	1,795,256	3,927	(6,826)	(5,343)	—	—	—	(1,613,599)	173,415
Trademarks and patents	541,237	3	—	—	—	—	—	(221,437)	319,803
Software	1,419,762	100,992	(19,086)	186,878	79	(1,601)	2,334	(769,363)	919,995
Non-compete agreement	26,024	—	—	—	—	—	—	(26,024)	—
Software in progress	505,014	226,830	(1,696)	(181,535)	—	—	—	(17,171)	531,442
Service and operating rights	—	16,418	—	—	—	—	—	—	16,418
Right-of-use assets - Software	82,829	1	(351)	—	—	—	—	—	82,479
	6,448,237	348,171	(40,592)	—	79	(2,685)	10,676	(4,045,700)	2,718,186
Amortization
Customer relationships	(403,324)	(35,751)	4,836	6,539	—	(617)	—	286,444	(141,873)
Trademarks and patents	(26,270)	(7,050)	—	—	—	8	—	3,521	(29,791)
Software	(510,936)	(146,850)	12,612	(6,539)	—	56	—	107,816	(543,841)
Non-compete agreement	(17,706)	(2,436)	—	—	—	—	—	20,142	—
Right-of-use assets - Software	(31,899)	(18,952)	197	—	—	675	—	(227)	(50,206)
	(990,135)	(211,039)	17,645	—	—	122	—	417,696	(765,711)

Intangible assets net	5,458,102	137,132	(22,947)	—	79	(2,563)	10,676	(3,628,004)	1,952,475
11.    Transactions with related parties
Related parties comprise the Group’s parent companies, key management personnel and any businesses which are controlled, directly or indirectly, by the founders, officers and directors or over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
The following transactions were carried out with associates and other related parties:

	Nine months ended September 30,		Three months ended September 30,
	2026	2025	2026	2025

Sales of services
Associates (legal and administrative services)(a)	3	2	1	2
	3	2	1	2

Purchases of goods and services
Associates (transaction services)(b)	(1,816)	(1,780)	(799)	(623)
	(1,816)	(1,780)	(799)	(623)

(a)Related to services provided to Dental Office, whose equity interest held by the Group was sold on April 30, 2026, Delivery Much in 2026 and 2025, and APP in 2025.
(b)Mainly related to expenses paid to Tablet Cloud, Gyramais and Dental Office in 2026 and 2025, and App, in 2025, for consulting services, marketing expenses, sales commissions, and software licenses associated with new customer acquisition.
Services provided to related parties include servicing the financial assets, legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.
The Company undertakes certain regulatory reporting obligations on behalf of its directors and officers, at no cost to them.
12.    Provision for contingencies
The Group’s companies are party to labor, civil and tax litigation in progress mainly in Brazil, which are being addressed at the administrative and judicial levels. For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.
12.1.    Probable losses, provided for in the statement of financial position
The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors and based on the actual status of the lawsuit. The amount, nature and the movement of the liabilities are summarized as follows:

	Civil	Labor	Tax	Total

Balance as of December 31, 2025	37,276	108,016	69,622	214,914
Additions	40,995	76,755	7,466	125,216
Reversals	(1,843)	(2,592)	(2)	(4,437)
Interests	1,494	794	6,393	8,681
Payments	(33,229)	(55,796)	(52)	(89,077)
Balance as of September 30, 2026	44,693	127,177	83,427	255,297

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)

	Civil	Labor	Tax	Total

Balance as of December 31, 2024	44,462	71,492	121,452	237,406
Additions	46,043	68,377	21,356	135,776
Reversals	(6,878)	(19,766)	—	(26,644)
Interests	4,156	5,693	17,148	26,997
Payments	(45,642)	(26,998)	(47)	(72,687)
Transfer to liabilities associated with assets held for sale	—	—	(92,929)	(92,929)
Balance as of September 30, 2025	42,141	98,798	66,980	207,919
12.1.1.    Civil lawsuits
In general, provisions and contingencies arise from claims related to lawsuits of a similar nature, with individual amounts that are not considered significant. The nature of the civil litigations is categorized according to the primary business fronts of the Company. Substantial provisions are specifically summarized in two of these business domains, namely (i) acquiring, totaling R$ 23,952 as of September 30, 2026 (December 31, 2025 - R$ 21,036) and (ii) banking, totaling R$ 18,307 as of September 30, 2026 (December 31, 2025 - R$ 12,954).
The Group was involved in a securities class action related to its former credit product. The class action concluded with a settlement of R$ 145,294, of which R$ 96,618 was covered by insurers, and the full settlement amount has been paid. Certain investors have filed an opt-out action in the Southern District of New York. The Group has moved to dismiss the opt-out action, among other reasons, on the grounds that it attempts to revive claims that were dismissed in the class action.
12.1.2.    Labor claims
In the context of Labor Courts, the Group encounters recurrent lawsuits, primarily falling in two categories: (i) labor claims by former employees and (ii) labor claims brought forth by former employees of outsourced companies contracted by the Group. These claims commonly center around issues such as the claimant’s placement in a different trade union and payment of overtime. The initial value of these lawsuits is asserted by the former employees at the commencement of the legal proceeding.
12.2.    Possible losses, not provided for in the statement of financial position
The Group is party to the following civil, labor and tax litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision for estimated possible losses was recognized:

	September 30, 2026	December 31, 2025

Civil	66,480	58,457
Labor	14,760	10,139
Tax	337,109	320,678
	418,349	389,274

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
12.2.1.    Civil lawsuits
The Group is a party to several legal actions whose subjects are connected to its ordinary operations. Substantial contingencies are specifically summarized as follow: (i) software, amounting to R$ 29,672 as of September 30, 2026 (December 31, 2025 - R$ 35,240), which includes those related to the Linx sale where the Group remains responsible for the defense; and (ii) acquiring, amounting to R$ 10,777 as of September 30, 2026 (December 31, 2025 - R$ 8,801); and (iii) other legal actions related to the sold Linx business, amounting to R$ 8,907 September 30, 2026.
For the software domain, there is a significant indemnity lawsuit filed by an indirect supplier, for the utilization of a specific software provided by the partner, amounting to R$ 28,902 as of September 30, 2026 (December 31, 2025 - R$ 27,956).
12.2.2.    Labor claims
The Group frequently receives lawsuits through the labor courts, primarily for two categories: (i) labor claims by former employees and (ii) labor claims by former employees of outsourced companies contracted by the Group (as a secondary obligor). These claims typically revolve around matters such as the claimant’s placement in a different trade union and payment of overtime. An initial value of these lawsuits is claimed by the former employees at the beginning of the proceeding. The actual amounts of possible contingencies when disbursed correspond to a fraction of the amount initially requested by the claimants – this lower fraction is calculated based on the Group’s track record of losses, considering similar cases. As the lawsuits progress, the reported risk amount may change, particularly following new court decisions.
12.2.3 Tax litigations
Between 2022 and 2026, the Group received tax assessments issued by a municipal tax authority relating to the allegedly insufficient payment of tax on services rendered. As of September 30, 2026, the updated amount is R$ 288,040 (December 31, 2025 - R$ 265,816). The cases are classified as possible loss.
12.3.    Judicial deposits
For certain contingencies, the Group has made judicial escrow deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.
The amount of the judicial deposits as of September 30, 2026 is R$23,947 (December 31, 2025 - R$16,652), which are included in Other assets in non-current assets.
13.    Equity
13.1    Issued capital
On September 30, 2026 and December 31, 2025, the Company’s issued capital totaled R$ 76. The Company has an authorized share capital of US Dollar 50 thousand, corresponding to 630,000,000 authorized shares with a par value of US Dollar 0.000079365 each. The Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
13.2.    Subscribed and paid-in capital and capital reserve
The Articles of Association provide that at any time when there are Class A common shares issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.
The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Islands Law, the balance in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Islands Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business. Cancellation of shares issued by the Company classified as Treasury shares is recognized as reduction of additional paid-in capital reserve.
There were changes in the number of shares during the nine months ended September 30, 2026:

	Number of shares
	Class A	Class B	Total

As of December 31, 2025	298,006,356	16,241,164	314,247,520
Conversions	2,190,000	(2,190,000)	—
Cancellation of shares (a)	(60,832,695)	—	(60,832,695)
Vested awards (b)	269,816	—	269,816
As of September 30, 2026	239,633,477	14,051,164	253,684,641

(a)The Board approved the cancellation of shares on February 26, 2026 without change in the amount of Issued capital.
(b)Issued to founder shareholders, as anti-dilutive shares.
13.3.    Treasury shares
Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.
During the nine months ended September 30, 2026 repurchases of outstanding Class A common shares were executed upon the programs approved by the Board detailed below:

Date of program approved by the Board of Directors	Maximum amount of repurchase approved	Amounts actually repurchased under the program (R$)	Status of the program as of September 30, 2026

May-25	2,000,000	1,946,049	Program terminated by Board decision
December-25	2,000,000	1,482,781	Authorized

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
The table below presents movements of treasury shares:

	Shares	Amount	Average price (in R$)

December 31, 2024	(28,234,942)	(1,805,896)
Repurchase of shares (a)	(40,290,069)	(2,987,034)	75.98
Shares delivered under share-based payment instruments (b)	3,182,548	201,642	66.93
December 31, 2025	(65,342,463)	(4,591,288)
Repurchase of shares (a)	(24,693,487)	(1,482,781)	60.05
Shares delivered under share-based payment instruments (b)	2,658,704	182,302	66.12
Cancellation of shares (c)	60,832,695	4,283,325	70.41
September 30, 2026	(26,544,551)	(1,608,442)

(a)On September 30, 2026, the amount related to brokerage fees is R$ 1,518 (December 31, 2025 - R$ 9,836).
(b)Including share-based compensation and contingent consideration.
(c)Measured by average cost of treasury shares on cancellation date.
13.4. Premium received on options over own shares entered into as part of the repurchase program
The Company entered into prepaid put and call option agreements, which entitled it to receive a certain number of own shares from the counterparty in case of option exercise. The options were not exercised, and the Company received back the amount paid in advance at the inception of the agreement. Premium received in the transaction as of September 30, 2026 was R$ 520 (September 30, 2025 - R$ 14,832).
13.5. Other comprehensive income (loss)
Other comprehensive income (loss) ("OCI") represents the profit or loss not reported in the statement of profit and loss being separately presented in the financial statements. This includes Company transactions and operations that are not considered realized gains or losses. The table presents the accumulated balance of each category of OCI as of September 30, 2026 and December 31, 2025:

	September 30, 2026	December 31, 2025

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):
Accounts receivable from card issuers at fair value	(689,127)	(732,605)
Exchange differences on translation of foreign operations	(7,774)	(51,603)
Unrealized loss on cash flow hedge	(105,555)	(96,210)
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Changes in fair value of equity instruments designated at fair value	291,623	291,623
Effects of hyperinflationary accounting	—	20,521

	(510,833)	(568,274)

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
13.6. Dividend
On April 14, 2026 StoneCo announced that its Board of Directors has approved the payment of an extraordinary cash dividend of US$ 2.53 per share of the Company (both Class A and Class B shareholders) which was paid on May 4, 2026 to shareholders of record as of April 24, 2026. The total amount paid was R$ 3,078,248, calculated based on the number of shares outstanding on the record date.
14.    Earnings per share
Basic earnings per share is calculated by dividing net income for the period attributed to the controlling shareholders by the weighted average number of common shares outstanding during the period.
Diluted earnings per share considers the number of shares outstanding for the purposes of basic earnings plus (when dilutive) the number of potentially issuable shares.
All numbers of shares for the purpose of earnings per share are the weighted average during each period presented.
14.1.    Numerator of earnings per share
In determining the numerator of basic and diluted EPS, earnings attributable to the Group is allocated as follows:

	Nine months ended September 30,		Three months ended September 30,
	2026	2025	2026	2025

Net income attributable to controlling shareholders from continuing operations	2,743,338	1,754,847	523,282	660,074
Numerator of basic and diluted EPS from continuing operations	2,743,338	1,754,847	523,282	660,074

	Nine months ended September 30,		Three months ended September 30,
	2026	2025	2026	2025

Net income attributable to controlling shareholders from discontinued operations	(78,006)	64,894	(9,068)	46,700
Numerator of basic EPS and diluted from discontinued operations (a)	(78,006)	64,894	(9,068)	46,700

(a)There were no adjustments to the numerator for discontinued operations for the purpose of calculating diluted earnings per share.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
14.2.    Basic and Diluted earnings per share
The following table contains the EPS of the Group for the three and nine months ended September 30, 2026 and 2025 (in thousands except share and per share amounts):

	Nine months ended September 30,		Three months ended September 30,
	2026	2025	2026	2025

Numerator of basic EPS from continuing operations	2,743,338	1,754,847	523,282	660,074
Numerator of basic EPS from discontinued operations	(78,006)	64,894	(9,068)	46,700

Weighted average number of outstanding shares	238,119,897	270,889,188	227,735,505	264,563,197
Weighted average number of contingently issuable shares with conditions satisfied	118,450	213,365	118,450	221,931
Denominator of basic EPS from continuing and discontinued operations	238,238,347	271,102,553	227,853,955	264,785,128

Basic earnings per share from continuing operations - R$	11.52	6.47	2.30	2.49
Basic earnings per share from discontinued operations - R$	(0.33)	0.24	(0.04)	0.18

Numerator of diluted EPS from continuing operations	2,743,338	1,754,847	523,282	660,074

Denominator of basic EPS from continuing operations	238,238,347	271,102,553	227,853,955	264,785,128
Share-based instruments (a)	5,770,373	6,458,171	6,139,877	7,215,279
Denominator of diluted EPS from continuing	244,008,720	277,560,724	233,993,832	272,000,407

Diluted earnings per share from continuing operations - R$	11.24	6.32	2.24	2.43

Numerator of diluted EPS from discontinued operations	(78,006)	64,894	(9,068)	46,700

Denominator of diluted EPS from discontinued operations	238,238,347	271,102,553	227,853,955	264,785,128
Share-based instruments (b)	—	6,458,171	—	7,215,279
Denominator of diluted EPS from discontinued operations	238,238,347	277,560,724	227,853,955	272,000,407

Diluted earnings per share from discontinued operations - R$ (c)	(0.33)	0.23	(0.04)	0.17

(a)Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding, considering potentially convertible instruments.
(b)For the nine months and three months ended September 30, 2026, share-based instruments are antidilutive shares in the calculation of diluted EPS from discontinued operations, as their inclusion would reduce the diluted loss per share.
(c)For discontinued operations, the denominator of diluted EPS is consistent with that of continuing operations, as dilution is assessed based on the denominator from continuing operations.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
14.3.    Detail of potentially issuable common shares for purposes of Diluted EPS
The potentially issuable common shares consider the difference between the issuable shares under share-based instruments and the number of shares that potentially be purchased at the weighted average market price of the shares during the period with the amount of future compensation expense of those share-based instruments, as presented as follows:

	Nine months ended September 30,		Three months ended September 30,
	2026	2025	2026	2025

Total weighted average shares issuable under share-based payment plans for which performance conditions have already been met	12,729,572	13,539,560	13,570,329	12,990,030
Total weighted average shares that could have been purchased: compensation expense to be recognized in future periods divided by the weighted average market price of Company’s shares	(6,959,199)	(7,213,994)	(7,430,452)	(5,907,356)
Other total weighted average shares potentially issuable for no additional consideration	—	132,605	—	132,605
Share-based instruments	5,770,373	6,458,171	6,139,877	7,215,279
15.    Revenue and income
15.1.    Timing of revenue recognition
Net revenue from transaction activities and other services and discount fees charged for the prepayment of accounts payable to clients are recognized at a point in time, except for membership fees which are recognized over time. All other revenue and income are recognized over time.
The Group has recognized revenue to membership fee in the amount of R$ 117,962 in the nine months ended September 30, 2026 (R$ 177,905 nine months ended September 30, 2025).
Net revenue from transaction activities and other services includes membership fee mentioned above and R$ 35,246 of registry business fee in the nine months ended September 30, 2026 (R$ 37,862 in nine months ended September 30, 2025).
15.2. Seasonality of operations
The Group’s revenues are subject to seasonal fluctuations as a result of consumer spending patterns. Historically, revenues have been strongest during the last quarter of the year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on the results of operations for the entire fiscal year. As a result of seasonal fluctuations caused by these and other factors, results for an interim period may not be indicative of those expected for the full fiscal year.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
16.    Expenses by nature

	Nine months ended September 30,		Three months ended September 30,
	2026	2025	2026	2025

Personnel expenses	1,863,703	1,995,557	571,601	649,298
Transaction and client services costs (a)	1,387,169	1,015,048	451,598	313,595
Provision for expected credit losses of loans operations	551,240	202,644	197,427	86,369
Marketing expenses and sales commissions (b)	806,447	766,857	281,889	258,365
Depreciation and amortization (Note 9.2)	690,629	670,868	227,268	231,718
Third party services	186,682	181,985	66,777	66,811
Other	281,066	148,119	108,069	11,489
	5,766,936	4,981,078	1,904,629	1,617,645

(a)Includes transaction and client services costs, card transaction capturing services, card transaction and settlement processing services, logistics costs, software operational costs, payment scheme fees, cloud services as well as allowance for expected losses on trade receivables and receivables from issuers in the amount of R$ 366,991 for nine months ended September 30, 2026 and R$ 60,550 for three months ended September 30, 2026 ( R$ 109,448 for nine months ended September 30, 2025 and R$ 35,816 for three months ended September 30, 2025).
(b)Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.
17. Financial expenses, net

	Nine months ended September 30,		Three months ended September 30,
	2026	2025	2026	2025

Finance cost of sale of receivables	1,298,577	1,590,349	417,860	445,029
Cost of debts and deposits	2,030,634	1,642,689	724,710	679,580
Other	16,982	92,870	17,743	22,486
	3,346,193	3,325,908	1,160,313	1,147,095
18.    Employee benefits
18.1.    Share-based payment plans
The Group has equity settled share-based payment instruments, under which management grants shares to employees and non-employees depending on the strategy of the Group. The following table outlines the key share-based awards movements - in number of shares - as of September 30, 2026 and December 31, 2025.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)

	Equity
	RSU	PSU	Option	Total

Number of shares
As of December 31, 2024	12,703,778	5,891,383	43,773	18,638,934
Granted	3,543,553	604,146	—	4,147,699
Cancelled	(932,292)	(278,628)	—	(1,210,920)
Delivered	(3,408,271)	—	—	(3,408,271)
As of September 30, 2025	11,906,768	6,216,901	43,773	18,167,442

As of December 31, 2025	11,306,955	6,239,923	43,773	17,590,651
Granted (a) (b)	6,404,587	1,231,056	—	7,635,643
Cancelled	(1,120,881)	(708,715)	—	(1,829,596)
Delivered (c)	(3,345,057)	(572,616)	—	(3,917,673)
As of September 30, 2026	13,245,604	6,189,648	43,773	19,479,025

(a)RSU’s granted with an average grant-date fair value of R$ 72.68. (includes 2,636,281 granted in accordance with the terms of the awards to holders as dividend equivalents upon the distribution of dividends in the period).
(b)PSU’s granted with an average grant-date fair value of R$ 12.94. (includes 1,167,695 granted in accordance with the terms of the awards to holders as dividend equivalents upon the distribution of dividends in the period).
(c)The delivery of the period net of withholding taxes represents 2,658,704 treasury shares.
18.1.1 Share-based payment expenses
The total expense related to share-based plans, including taxes and social charges, recognized as Other income (expenses), net for the programs was R$ 118,214 for nine months ended September 30, 2026 and R$ 1,393 for three months ended September 30, 2026 (R$ 235,608 for nine months ended September 30, 2025 and R$ 63,840 for three months ended September 30, 2025).
19.    Other disclosures on cash flows
19.1. Non-cash transactions
19.1.1.    Operating activities

	Nine months ended September 30,
	2026	2025

Changes in the fair value of accounts receivable from card issuers at FVOCI	(52,803)	434,003
19.1.2.    Investing activities

	Nine months ended September 30,
	2026	2025

Property and equipment and intangible assets acquired through lease (Note 9.1 and 10.1)	17,134	48,069

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
19.1.3.    Financing activities

	Nine months ended September 30,
	2026	2025

Unpaid consideration for acquisition of non-controlling shares	344	503
19.2. Items breakdown
19.2.1.    Fair value adjustment in financial instruments designated at FVPL

	Nine months ended September 30,
	2026	2025

Adjustment on FIDC and bank borrowings designated for fair value hedge (Note 5.6.2)	20,300	(179,405)
Fair value adjustment on equity securities designated at FVPL	(1,587)	(11,790)
Fair value adjustment in financial instruments designated at FVPL	18,713	(191,195)
19.2.2.    Interest income received, net of costs

	Nine months ended September 30,
	2026	2025

Interest income received on prepayment of accounts payable to clients	7,129,687	6,852,808
Finance cost of sale of receivables (Note 17)	(1,298,577)	(1,590,349)
Interest income received, net of costs	5,831,110	5,262,459
19.2.3.    Purchases of property and equipment

	Nine months ended September 30,
	2026	2025

Additions of property and equipment (Note 9.1)	(522,526)	(587,010)
Additions of right of use (Note 9.1)	17,134	48,068
Payments from previous period	(50,332)	(57,413)
Purchases not paid at period end	32,133	50,230
Purchases of property and equipment	(523,591)	(546,125)

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
19.2.4.    Purchases and development of intangible assets

	Nine months ended September 30,
	2026	2025

Additions of intangible assets (Note 10.1)	(271,128)	(348,171)
Additions of right of use (Note 10.1)	—	1
Payments from previous period	(3,739)	(5,015)
Purchases not paid at period end	456	2,609
Service and operating rights	—	16,418
Purchases and development of intangible assets	(274,411)	(334,158)
19.2.5.    Proceeds from the disposal of non-current assets

	Nine months ended September 30,
	2026	2025

Net book value of disposed assets	3,683,895	81,822
Net book value of disposed leases	(25,521)	(22,124)
Gain (loss) on disposal of property and equipment and intangible assets	(51,069)	36,201
Disposal of Software business property, equipment and intangible assets	(3,568,065)	—
Disposal of Simplesvet property, equipment and intangible assets	—	(20,585)
Disposal of corporate assets	—	(41,865)
Outstanding balance	(38,208)	(33,445)
Proceeds from disposal of non-current assets	1,032	4
20. Disposal group classified as held for sale and discontinued operations
In the second quarter of 2025, the Group entered into two separate agreements to sell Linx Sistemas e Consultoria Ltda (“Linx Sistemas”) and certain other software assets (“Software Businesses"), and SimplesVet Tecnologia S.A. (“Simplesvet”), resulting in the classification of both businesses as held for sale. The transactions have also been classified as discontinued operations. Therefore, the statement of profit or loss presents the net results of continuing and discontinued operations separately for each period presented, with prior periods reclassified accordingly.
The entities comprised in the Software Businesses are listed below:
•Linx Software Participações em Tecnologia S.A.
•Linx Sistemas e Consultoria Ltda
•Linx Telecomunicações Ltda
•Linx Automotivo Ltda
•Linx Commerce Ltda
•Linx People Ltda
•Linx Saúde Ltda
•Sponte Educação Ltda
•Napse S.R.L.
•Napse Uruguay SAS

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
•Sociedad Ingeniería de Sistemas Napse I.T. de Chile Limitada
•Synthesis Holding LLC
•Synthesis US LLC
•Retail Americas Sociedad de Responsabilidad Limitada de Capital Variable
•Synthesis IT de México Sociedad de Responsabilidad Limitada de Capital Variable
20.1. Software Businesses and Simplesvet
In the second quarter of 2025, the Board of Directors approved the plan to sell Software Businesses and Simplesvet. Both sales were expected to be completed within a year from the reporting date so were classified as a disposal group held for sale. These businesses together represent a major part of our Software operating segment and as a result met the requirements to be classified as discontinued operations. The Software segment continues to be one of the segments disclosed in the financial statements comprised of other businesses that do not meet the criteria for either assets held for sale or discontinued operations.
Immediately before the classification of the businesses as discontinued operation and at each reporting date, the recoverable amount was estimated for assets included in the disposal group. An impairment loss of R$ 157,991 was identified as of December 31, 2025 and was recognized as part of discontinued operations.
Estimating the fair value implies assumptions and estimates that require judgment. In estimating such fair value we have considered the terms of the agreements we entered into as well as estimates about expected timing of the disposals which impact the estimated proceeds of the sale and as well as its discount to present value as of the date of the impairment test. While actual date of the disposal may differ from this estimate of fair value we expect any difference will not result in significant effect in the impairment test performed.
In the third quarter of 2025, the agreement to sell Simplesvet was concluded and the sale resulted in a gain of R$ 56,588.
The Software Businesses transaction was approved without restrictions by the Brazilian Administrative Council for Economic Defense (CADE) on January 30, 2026, and closed on February 27, 2026. The total amount received was R$ 3,272,193, and the final accounting effects of the disposal resulted in a loss of R$ 28,717.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
The major classes of assets included in the disposal group classified as held for sale as well as the liabilities directly associated with those assets are presented below.

December 31, 2025

Assets
Cash and cash equivalents	230,643
Trade accounts receivable	171,652
Recoverable taxes	9,173
Other assets	49,177
Deferred tax assets	3,704
Property and equipment	67,009
Intangible assets	3,491,465
Total assets classified as held for sale	4,022,823

Liabilities
Trade accounts payable	54,954
Other debt instruments	21,369
Deferred tax liabilities	434,903
Labor and social security liabilities	115,923
Taxes payable	38,957
Provision for contingencies	96,267
Other liabilities	30,633
Total liabilities associated with assets held for sale	793,006
The accumulated balances of other comprehensive income recognized within equity associated with assets held for sale are presented below:

December 31, 2025

Amounts included in accumulated OCI to be recognized in income upon disposal of the businesses
Net monetary position in hyperinflationary economies	20,578
Exchange differences on translation of foreign operations	(52,779)
Total other comprehensive loss associated with assets held for sale	(32,201)

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
The effects of discontinued operations on the statement of profit or loss of the periods are presented below:

	Nine months ended September 30,		Three months ended September 30,
	2026	2025	2026 (a)	2025

Net revenue from transaction activities and other services	9,637	68,070	—	23,625
Net revenue from subscription services and equipment rental	183,564	824,240	—	269,268
Other financial income	1,251	18,057	—	1,537
Total revenue and income from discontinued operations	194,452	910,367	—	294,430

Cost of services	(94,957)	(415,996)	—	(129,354)
Administrative expenses	(38,761)	(151,234)	—	(23,034)
Selling expenses	(52,921)	(203,848)	—	(66,940)
Financial expenses, net	(4,909)	(28,940)	—	(10,620)
Other income (expenses), net	(94,854)	(16,180)	(13,740)	(5,222)
	(286,402)	(816,198)	(13,740)	(235,170)

Profit before income taxes from discontinued operations	(91,950)	94,169	(13,740)	59,260

Current income tax and social contribution	28,119	(33,757)	4,672	(13,724)
Deferred income tax and social contribution	(14,175)	7,574	—	1,569
Net income (loss) for the period from discontinued operations	(78,006)	67,986	(9,068)	47,105

(a)The Share Purchase Agreement (the "SPA") entered into on July 21, 2025, related to the sale of Linx and certain related software assets to TOTVS S.A., provides for an adjustment based on the net cash and working capital of the divested business. An amount of R$ 13,740 has already been paid to TOTVS, with the corresponding reduction in the consideration attributable to the divested software business recognized within the Discontinued Operations line. Certain amounts related to the adjustment are still under discussion between the parties, in accordance with the procedures set forth in the SPA
Discontinued operations on the statement of cash flows of the periods are presented below:

	Nine months ended September 30,
	2026	2025

Net cash provided by (used in) operating activities	(49,733)	222,295
Net cash provided by (used in) investing activities	46,166	(173,304)
Net cash used in financing activities	(764)	(42,431)
Effect of foreign exchange on cash and cash equivalents	9,856	(11,433)
Change in cash and cash equivalents	5,525	(4,873)
21. Operating segments
The Company evaluates the operational performance of its businesses considering its long-term strategy and the correlation between the operational nature of the services provided. This approach aims to achieve the Group's strategy, which, in addition to financial services, focuses on empowering its clients (entrepreneurs) with the capability to monitor, manage, and scale their own businesses.
In March 2026, management reassessed the internal reporting structure used to monitor the Group's operational performance. As a result, the operations were segregated into (i) the results of the financial services businesses and (ii) the results of other businesses considered adjacent to the core financial services.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
Accordingly, the Group's operating and reportable segments are now "Financial services" and "Other solutions", comprised as follows:
•Financial services: financial services solutions serving Micro, Small and Medium Businesses (MSMBs) and Large Accounts, consisting mainly of payments solutions, digital banking, credit, insurance, and registry of receivables (TAG).
•Other solutions: solutions that include ERP software, CRM, engagement tools, Ads solutions, and hubs.
The Group uses Adjusted net income (loss) as the measure reported to the Chief Operating Decision Maker (“CODM”), which comprises the Chief Executive Officer ("CEO”) and the Board of Directors, about the performance of each segment.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
21.1. Statement of profit or loss by segment

	Nine months ended September 30, 2026		Three months ended September 30, 2026
	Financial services	Other solutions	Financial services	Other solutions

Total revenue and income	10,508,134	343,329	3,565,125	120,931

Cost of services	(2,860,546)	(126,427)	(1,007,925)	(44,349)
Administrative expenses	(537,025)	(70,623)	(182,898)	(23,537)
Selling expenses	(1,580,704)	(77,054)	(543,938)	(26,338)
Financial expenses, net	(3,332,257)	(4,678)	(1,156,263)	(1,592)
Other income (expenses), net	(290,318)	1,197	(65,441)	480
Total adjusted expenses	(8,600,850)	(277,585)	(2,956,465)	(95,336)

Gain on investment in associates	—	462	—	1,076
Adjusted profit before income taxes	1,907,284	66,206	608,660	26,671

Income taxes and social contributions	(293,426)	(6,103)	(91,052)	(2,189)
Adjusted net income for the period	1,613,858	60,103	517,608	24,482

	Nine months ended September 30, 2025		Three months ended September 30, 2025
	Financial services	Other solutions	Financial services	Other solutions

Total revenue and income	10,128,261	300,249	3,448,931	117,859

Cost of services	(2,369,651)	(84,285)	(789,881)	(27,873)
Administrative expenses	(546,747)	(89,220)	(191,197)	(32,279)
Selling expenses	(1,518,634)	(66,889)	(502,968)	(24,202)
Financial expenses, net	(3,311,323)	(6,189)	(1,141,927)	(2,217)
Other income (expenses), net	(318,355)	(1,127)	(95,018)	(622)
Total adjusted expenses	(8,064,710)	(247,710)	(2,720,991)	(87,193)

Loss on investment in associates	—	(1,329)	—	(1,191)
Adjusted profit before income taxes	2,063,551	51,210	727,940	29,475

Income taxes and social contributions	(374,640)	30,194	(113,346)	(2,575)
Adjusted net income for the period	1,688,911	81,404	614,594	26,900

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2026
(In thousands of Brazilian Reais)
21.2. Reconciliation of segment adjusted net income for the period with net income in the consolidated financial statements

	Nine months ended September 30,		Three months ended September 30,
	2026	2025	2026	2025
Adjusted net income – Financial services	1,613,858	1,688,911	517,608	614,594
Adjusted net income – Other solutions	60,103	81,404	24,482	26,900
	1,673,961	1,770,315	542,090	641,494

Adjustments from adjusted net income to consolidated net income (loss)
Amortization of fair value adjustment related to acquisitions (a)	(31,534)	(34,114)	(9,633)	(11,563)
Deferred tax asset on tax goodwill recognized on acquisition of Linx (b) (Note 8.1 and 8.3)	1,242,596	—	—	—
Allowance for expected losses on selected card issuers (c)	(200,318)	—	—	—
Other income (loss) (d)	(2,842)	39,548	(3,508)	55,006
Tax effect on adjustments	79,063	(8,759)	1,761	(16,792)
Consolidated net income	2,760,926	1,766,990	530,710	668,145

(a)Related to acquisitions. Consists of expenses resulting from the changes of the fair value adjustments as a result of the application of the acquisition method.
(b)The Company excludes this amount to determine adjusted net income since it considers the effect related to the original acquisition of Linx in order to be consistent with the exclusion of effects in income related to acquisitions and disposal of businesses. Future deferred tax expense resulting from the derecognition of the deferred tax asset will also be eliminated in determining adjusted net income.
(c)The Company excludes this amount in determining adjusted net income as we consider this particular loss as unusual, non-recurring event considering regulatory changes about responsibility of cards schemes in the events of non-compliance by card issuers.
(d)Consists of the fair value adjustment related to associates call option, earn-out interests related to acquisitions, gains or losses on the divestment of assets and remeasurement of previously held equity in associates.